Ex 2-2

STOCK PURCHASE AGREEMENT
Dated as of June 10, 2019
by and
among
VIDEOINDIANA, INC.,

THE SELLERS NAMED HEREIN,

MICHAEL J. FIORILE,
solely in his capacity as Stockholder Representative,

and

TEGNA INC.

TABLE OF CONTENTS

This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

i

3.18	Absence of Changes	18
3.19	No Undisclosed Liabilities	18
3.20	Assets; Sufficiency	19
3.21	Bank Accounts, Power of Attorneys	19
3.22	No Brokers	19
3.23	Disclaimer	19

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		20

4.1	Organization	20
4.2	Authorization	20
4.3	No Conflicts	20
4.4	Litigation	20
4.5	Qualification as FCC Licensee	20
4.6	Financing	21
4.7	Solvency	21
4.8	Projections and Other Information	21
4.9	Investment	22
4.1	Independent Investigation	22
4.11	Brokers	23

ARTICLE 5 CERTAIN COVENANTS		23

5.1	Governmental Consents	23
5.2	Operations of the Business Prior to the Closing Date	26
5.3	Director and Officer Indemnification	28

ARTICLE 6 JOINT COVENANTS		29

6.1	Confidentiality	29
6.2	Non-Solicitation	29
6.3	Announcements	30
6.4	Control	30
6.5	Non-Governmental Consents; Certain Contracts	30
6.6	Employee Matters	32
6.7	Access to Business	33
6.8	Further Action	34
6.9	Notice	34
6.10	Tax Matters	34
6.11	Title Insurance; Survey	38
6.12	Buyer Access and Investigation	39
6.13	Release and Discharge of Intercompany Liabilities	39

6.14	Seller's RElease and Waiver of Claims	39
6.15	Acquired Company Financial Statements	41
6.16	Insurance	41
6.17	Option Cancellation Agreements	42
6.18	Additional Transfers	42

ARTICLE 7 SELLERS' CLOSING CONDITIONS		42

7.1	Representations and Covenants	42
7.2	Proceedings	42
7.3	FCC Authorization	42
7.4	Hart-Scott-Rodino	42
7.5	Cross Conditions	43

BUYER'S CLOSING CONDITIONS		43

8.1	Representations and Covenants	43
8.2	Proceedings	43
8.3	FCC Authorization	43
8.4	Hart-Scott-Rodino	43
8.5	Cross Conditions	43
8.6	Consents	44
8.7	Release, Assumption and Indemnification Agreement	44
8.8	Tax Insurance	44

ARTICLE 9 CLOSING DELIVERIES		44

9.1	Seller Documents	44
9.2	Buyer Documents	45

ARTICLE 10 INDEMNIFICATION		45

10.1	Indemnification by Sillers	45
10.2	Indemnification by Buyer	46
10.3	Certain Limitations	46
10.4	Escrow; R&W Insurance Policy; Manner of Payment	48
10.5	Indemnification Procedures	48
10.6	Tax Treatment of Indemnification Payments	51
10.7	Exclusive Remedies	51
10.8	No Right of Subrogation	51

ARTICLE 11 TERMINATION AND REMEDIES		51

11.1	Termination	51
11.2	Cure Period	52
11.3	Termination and Survival	52
11.4	Specific Performance	52

ARTICLE 12 STOCKHOLDER REPRESENTATIVE		53

12.1	Authorization of Stockholder Representative	53

ARTICLE 13 SURVIVAL		55

ARTICLE 14 MISCELLANEOUS		55

14.1	Privileged Matters; Conflicts Waiver	55
14.2	Expenses	56
14.3	Further Assurances	57
14.4	Assignment	57
14.5	Notices	57
14.6	Amendments	58
14.7	Entire Agreement	58
14.8	Severability	58
14.9	Third-Party Beneficiaries	58
14.10	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	58
14.11	Neutral Construction	59
14.12	Counterparts	59
14.13	Interpretation	59
14.14	No Recourse	60
14.15	Certain Definitions	60

EXHIBITS
Exhibit A	Form Escrow Agreement
Exhibit B	Form of Release, Assumption and Indemnification Agreement
Exhibit C	Form of Transition Service Agreement

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of June 10, 2019, by and among (a) the trustees (the “Voting Trustees”) under The Dispatch Printing Company Voting Trust Agreement dated as of December 8, 1922, as thereafter amended and extended (the “Voting Trust”), solely in their capacity as Voting Trustees and not individually, (b) each of the other Stockholders (as defined herein) of the Company (as defined herein) identified on Schedule 2.2(a) (together with the Voting Trustees, each a “Seller” and collectively, “Sellers”), (c) Michael J. Fiorile, not individually, but solely in his capacity as representative of the Sellers pursuant to ARTICLE 12 (“Stockholder Representative”), (d) VideoIndiana, Inc., a Delaware corporation and its Subsidiaries (as defined herein) (together, the “Company”), and (e) TEGNA Inc., a Delaware corporation (“Buyer”). For the purposes of this Agreement, Sellers, the Stockholder Representative, the Company and Buyer each may be referred to as a “Party” and together as the “Parties.”

Recitals
WHEREAS, each Seller is the owner of record of the number of shares (“Shares”) of Common Stock set forth opposite its name on Schedule 2.2(a) of the Disclosure Schedule (as defined herein), which constitute all of the issued and outstanding shares of capital stock of the Company;
WHEREAS, the Company is engaged in the business of owning and operating television broadcast stations (the “Stations”), pursuant to certain licenses, permits and other authorizations issued by the Federal Communications Commission (the “FCC”); and
WHEREAS, to effect the sale of the Stations and the Business (as defined herein) related thereto to Buyer, Sellers desire to sell and transfer to Buyer, and Buyer desires to purchase and acquire from Sellers, the Shares, pursuant to the terms and subject to the conditions set forth in this Agreement.
Agreement
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE 1
PURCHASE AND SALE
1.1    Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Sellers, the Equity Interests (as defined herein), free and clear of all Liens, other than Liens arising under applicable securities laws.
1.2    Purchase Price    . The aggregate consideration to be paid to Sellers for the sale of the Equity Interests to Buyer shall be two hundred fifty-five million ($255,000,000.00) (the “Base Consideration”), as increased or decreased on a dollar-for-dollar basis for the cumulative net adjustments required by the following (as adjusted, the “Purchase Price”): (i) the Base Consideration shall be increased by the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital; (ii) the Base Consideration shall be decreased by the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital; (iii) the Base Consideration shall be increased by the amount of Closing Cash; and (iv) the Base Consideration shall be decreased by an amount equal to (A) the Aggregate Option Payment, (B) the Company Transaction Expenses and (C) the Indebtedness Payoff Amount.
1.3    Closing.
(a)    Subject to any prior termination of this Agreement pursuant to Section 11.1, the consummation of the sale and purchase of the Equity Interests (the “Closing”), shall take place at the offices of Covington & Burling LLP, One CityCenter, 850 Tenth Street, Washington, DC 20001 at 10:00 a.m. Washington, D.C. time on a date mutually agreed upon by Sellers and Buyer, which shall be no less than five (5) Business Days following the later of (i) the date upon which the FCC Consent shall have been granted and (ii) the date upon which the HSR Clearance occurs, in each case subject to the satisfaction or waiver of all of the other conditions to Closing set forth herein. The date on which the Closing occurs is referred to herein as the “Closing Date.”
(b)    At the Closing:
(i)    Buyer shall pay, or cause to be paid, (i) to the Stockholder Representative, for distribution to Sellers, an amount equal to the Estimated Purchase Price as determined pursuant to Section 1.4(a) (minus the Escrow Amount and the Stockholder Expense Amount), (ii) to the Company, for payment to the Option Holders, the Aggregate Option Payment, less applicable withholdings (which shall be remitted by the Company to the applicable Tax authorities within ten (10) Business Days of the Closing Date), (iii) to the holders of Indebtedness (if any), an amount equal to the Indebtedness Payoff Amount, (iv) to the persons and in the amounts identified by the Company prior to the Closing Date, the Company Transaction Expenses, (v) to the Stockholder Representative, the Stockholder Expense Amount, (vi) to the Escrow Agent, the Escrow Amount to be held in escrow in accordance with the terms and provisions of the Escrow Agreement, and (vii) to The Dispatch Printing Company, an amount equal to one-half of the premium paid or payable by The Dispatch Printing Company to the Tax Insurer under the Tax Insurance Policy, in each case by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by each such Party to Buyer in writing at least two (2) Business Days prior to the Closing Date; and
(ii)    Sellers shall deliver to Buyer the instruments, certificates and other documents required to be provided by it in Section 9.1, and Buyer shall deliver to Sellers the instruments, certificates and other documents required to be provided by it in Section 9.2.
1.4    Purchase Price Adjustment.
(a)    No later than the third (3rd) Business Day prior to the anticipated Closing Date, Sellers shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth in reasonable detail (i) Sellers’ good faith estimates of the Net Working Capital, Closing Cash, Aggregate Option Payment, Company Transaction Expenses and Indebtedness Payoff Amount as

of the Effective Time, and (ii) a calculation of the Purchase Price based on such estimates (such amount the “Estimated Purchase Price”).
(b)    Within ninety (90) calendar days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement (the “Closing Statement”) setting forth Buyer’s good faith determination of (i) the actual amounts of the Net Working Capital, Closing Cash, Company Transaction Expenses and Indebtedness Payoff Amount as of the Effective Time, and (ii) a calculation of the Purchase Price based on such amounts. The Closing Statement and the determination of calculations set forth therein shall become final and binding upon the Parties on the thirtieth (30th) calendar day after the date upon which such Closing Statement is received by Sellers (such 30-day period, the “Objection Period”), unless Sellers deliver to Buyer written notice that they dispute any aspect of the Closing Statement (an “Objection Notice”) prior to the end of such Objection Period. The Objection Notice shall specify in reasonable detail the nature of any dispute so asserted, and any amount contained in the Closing Statement that is not specifically disputed in the Objection Notice shall be final and binding on the Parties as set forth in the Closing Statement. If an Objection Notice is delivered to Buyer prior to the end of the Objection Period, then the Closing Statement and the determination of calculations set forth therein (as revised in accordance with clause (i) or (ii) below) shall become final and binding upon the Parties on the earlier to occur of (i) the date Buyer and Sellers resolve in writing any differences they have with respect to the matters specified in the Objection Notice, or (ii) the date any disputed matters are finally resolved by the Accounting Firm as provided below. The Purchase Price as set forth in the version of the Closing Statement that becomes final and binding on the Parties in accordance with this Section 1.4(b) is referred to herein as the “Final Purchase Price.”
(c)    From the Closing until such time as all matters set forth in the Objection Notice have been fully and finally resolved in accordance herewith, Buyer shall (i) maintain and provide to Sellers and their advisors and representatives reasonable access to all documents and other information utilized by Buyer and its representatives and advisors in connection with Buyer’s preparation of the Closing Statement, including (without limitation) all financial statements, work papers, schedules, accounts, analysis and books and records relating to the Closing Statement as was utilized by Buyer in connection with preparation of the Closing Statement; (ii) provide Sellers and their representatives and advisors reasonable access to such employees, auditors, advisors and representatives who participated in the preparation or review of, or otherwise have relevant knowledge concerning, the Closing Statement; and (iii) reasonably cooperate with Sellers in providing the information and personnel reasonably required by Sellers to resolve the matters set forth in the Objection Notice; provided, that any access provided to Sellers pursuant to this Section 1.4(c) shall be (A) during regular business hours, and (B) in a manner which will not unreasonably interfere with the operation of the Business. The rights of Sellers under this Agreement shall not be prejudiced by the failure of Buyer to comply with this Section 1.4(c) and, without limiting the generality of the foregoing, the time period by which Sellers are required to provide an Objection Notice under Section 1.4(b) shall be automatically extended by the number of days Buyer fails to comply with this Section 1.4(c) plus an additional fifteen (15) calendar days.
(d)    In the event that Sellers provide an Objection Notice to Buyer prior to the end of the Objection Period, then Sellers and Buyer shall, within twenty (20) calendar days following Sellers’ delivery of such Objection Notice (such 20-day period, the “Dispute Resolution Period”), in good faith seek to resolve the items disputed in the Objection Notice.

(e)    If, during the Dispute Resolution Period, Sellers and Buyer resolve their differences in writing as to any disputed amount, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Final Purchase Price. In the event that Sellers and Buyer do not resolve all of the items disputed in the Objection Notice prior to the end of the Dispute Resolution Period, all such unresolved disputed items shall be submitted by Buyer or Sellers to Deloitte (or, if such firm is not available or otherwise cannot accept such submission, to another nationally recognized accounting firm that has not worked with Sellers or Buyer or any of their respective Affiliates in the past three (3) years) (the “Accounting Firm”) for resolution, and Buyer and each Seller shall promptly sign an engagement letter with the Accounting Firm in a form customary for an engagement of this type. The Accounting Firm shall, acting as experts in accounting and not as arbitrator, determine only those items still in dispute, and for each such item shall determine a value within the range of values submitted therefor by Buyer and Sellers in the Closing Statement and the Objection Notice, respectively. The Accounting Firm shall deliver to Buyer and Sellers a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Buyer and Sellers) of the disputed amounts within thirty (30) calendar days of submission to the Accounting Firm of such disputed amounts (such 30-day period, the “Adjudication Period”), which determination shall be final and binding. In the event that either Buyer or Sellers fail to submit their respective statement regarding any items remaining in dispute within the time determined by the Accounting Firm, then the Accounting Firm shall render a decision based solely on the information timely submitted to the Accounting Firm by Buyer and Sellers. Notwithstanding the foregoing, if either Party prevents the other Party from obtaining access to any information that such Party has reasonably requested pursuant to this Section 1.4, or if a Party otherwise fails to provide such information on a timely basis after receiving a reasonably specific request for access from the other Party, the Accounting Firm shall have the authority, in its sole discretion, to (i) extend the Adjudication Period for such amount of time as the Accounting Firm deems equitable; (ii) direct that the withholding Party promptly provide the other Party with such access as the Accounting Firm deems equitable; and/or (iii) render a decision adverse to the withholding Party in respect of any issue or amount that the Accounting Firm deems equitable given the information that has been withheld.
(f)    In the event that the Final Purchase Price is less than the Estimated Purchase Price, Sellers shall pay to Buyer an amount equal to such difference in the manner provided in Section 1.4(g), or the Stockholder Representative and Buyer may jointly direct the Escrow Agent to pay such amount from the Escrow Amount. In the event that the Final Purchase Price is greater than the Estimated Purchase Price, Buyer shall pay to the Stockholder Representative an amount equal to such difference in the manner provided in Section 1.4(g), for distribution to Sellers and the Option Holders.
(g)    All payments to be made pursuant to Section 1.4(f) hereof shall be made on the second (2nd) Business Day following the date on which the Closing Statement becomes final and binding on the Parties in accordance with Section 1.4(b). All payments made pursuant to this Section 1.4(g) shall be made via wire transfer of immediately available funds to such account or accounts as shall be designated in writing by the recipient, without interest.
(h)    All fees and expenses relating to the work, if any, to be performed by the Accounting Firm shall be allocated between Buyer, on the one hand, and Sellers and the Option

Holders, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm that are unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total amount of the disputed items so submitted.
(i)    The Estimated Closing Statement and the Closing Statement and the determinations and calculations contained therein will be prepared and calculated using GAAP.
(j)    For Tax purposes, any payments pursuant to Section 1.4(g) shall be treated as adjustments to the Purchase Price to the extent permitted by Applicable Law.
1.5    Treatment and Payment of Company Options.
(a)    At the Closing, each in-the-money Company Option that is outstanding and unexercised immediately prior to the Closing, without regard to the extent then vested or exercisable, shall be converted into the right to receive the Option Payment and, if any, the Residual Option Payment in accordance with the terms of this Agreement, in each case net of applicable withholdings.
(b)    At the Closing, the Company shall pay to each holder of an in-the-money Company Option an amount equal to the Option Payment with respect to each such Company Option, net of applicable withholdings.
(c)    Notwithstanding anything in this Agreement or the Escrow Agreement to the contrary, any payments required to be paid to an Option Holder in respect of any Company Options and any Residual Option Payment shall be paid to the Company for payment to such Option Holder, net of applicable withholdings, in connection with the next regularly scheduled payroll.
(d)    As of the Closing, all Company Options shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Option Holder shall cease to have any rights with respect thereto, except as otherwise provided for herein or by applicable Law.
1.6    Escrow; Residual Payments.
(a)    Subject to Section 1.6(b), the Escrow Amount, together with all earnings thereon, shall be released to the Stockholder Representative on the first (1st) anniversary of the Closing Date and as provided in the Escrow Agreement, provided that, to the extent that any claim on the Escrow Amount is disputed, such amount will remain in escrow until such disputed claim is resolved in accordance with Section 10.5. The Escrow Amount (and all earnings thereon) shall be subject to the terms of the Escrow Agreement.
(b)    From and after the Closing Date, to the extent any amount of the Escrow Amount is released from escrow pursuant to ARTICLE 10 of this Agreement and the Escrow Agreement and distributed by the Escrow Agent to the Stockholder Representative or amounts are paid to the Stockholder Representative pursuant to Section 6.10(d), the Stockholder Representative shall distribute such funds promptly to Sellers and Option Holders. Buyer and the Stockholder Representative shall cooperate to determine the amount of withholding associated with any Residual

Option Payments and the amount otherwise payable to the Option Holders will be reduced by such amount, which amount will be paid by the Escrow Agent to the Company, and shall be remitted by the Company to the applicable Tax authorities within five (5) days of receipt by the Company.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Each Seller represents and warrants, severally and not jointly, to Buyer, subject to such exceptions as are disclosed in the Disclosure Schedule of this Agreement (the “Disclosure Schedule”), as follows:
2.1    Authorization and Binding Obligation. Each Seller has the legal right to execute and deliver this Agreement, and all other Transaction Documents to which each is party, respectively, and to perform its obligations hereunder. This Agreement has been, and the other Transaction Documents when executed by such Seller will be, duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by Buyer) constitute and will constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their terms, except with respect to the Enforceability Exceptions.
2.2    Ownership of Equity Interests. Each Seller owns of record and has good and valid title to the number of Shares set forth opposite its name on Schedule 2.2(a) free and clear of all Liens (other than Liens arising under applicable securities laws and the restrictions on transfer under Section 7.1 of the Voting Trust Agreement) (collectively, the “Equity Interests”). The beneficial ownership of Shares owned of record by the Voting Trust is held by the Voting Trust certificate holders whose names and interests are set forth on Schedule 2.2(b). Schedule 2.2(b) sets forth a true and accurate list of the name, address and ownership interest of record of the Shares held by each Voting Trust certificate holder. Except as set forth on Schedule 2.2(c), no Seller has granted or created any options or warrants for the purchase or granting of any shares of Common Stock, or issued any securities convertible into, or exercisable for, such shares of Common Stock.  All of these shares are duly authorized and validly issued, fully paid and non-assessable, if applicable, and, in each case, have been issued in material compliance with all Applicable Laws.
2.3    No Conflict. With respect to each Seller, except as may result from any facts or circumstances relating solely to Buyer, the execution and delivery of this Agreement and the performance by such Seller of its obligations hereunder do not and will not (a) subject to the receipt of the Governmental Consents, conflict with or violate any Applicable Law or Governmental Order applicable to it; (b) result in a violation or breach in any material respect of any provision of the Organizational Documents of such Seller that is not an individual; or (c) except as set forth on Schedule 2.3, conflict with, result in any breach of or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under any Material Agreement, except, with respect to clause (c), as would not (i) prevent or materially delay the consummation of the Transaction, or (ii) have a Material Adverse Effect.
2.4    Governmental Consents and Approvals. The execution and delivery of this Agreement and the performance by Sellers of their obligations hereunder do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any

Governmental Entity, except (a) the Government Consents; (b) where failure to obtain such consent, approval or authorization, or to make such filing or notification, would not (i) prevent or materially delay the consummation of the Transaction or (ii) have a Material Adverse Effect; or (c) as may be necessary as a result of any facts or circumstances relating to Buyer or any of its Affiliates.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Buyer, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:
3.1    Existence; Good Standing. The Company is duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its incorporation or formation. The Company is licensed or qualified to do business under the Applicable Laws of each jurisdiction in which the character of its properties or the transaction of its business makes such licensure or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate and lease their properties and carry on the Business.
3.2    Authorization and Binding Obligation. The Company has the power and authority to execute and deliver this Agreement, and all other Transaction Documents to which it is party, respectively, and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Transaction have been duly and validly authorized by all requisite action on the part of the Company. The Company has obtained all necessary corporate approvals required in connection therewith (including, for the avoidance of doubt, any required approval of its board of directors or Stockholders), and this Agreement has been, and the other Transaction Documents when executed by the Company will be, duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Buyer) constitute and will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except with respect to the Enforceability Exceptions.
3.3    Capitalization; Subsidiaries.
(a)    The authorized capital stock of the Company consists of 15,000 shares of common stock, no par value (the “Common Stock”). 7,654.996 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights. The Shares constitute all of the issued and outstanding capital stock of the Company.
(b)    Except as set forth on Schedule 3.3(b), the Company has not granted or created any options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating the Company to issue or sell any shares of Common Stock, or any other equity interest in, the Company.

(c)    Other than the subsidiaries of the Company specifically disclosed on Schedule 3.3(c) (the “Subsidiaries” and each a “Subsidiary”), the Company does not have any subsidiaries. Schedule 3.3(c) sets forth, for each Subsidiary, (i) its jurisdiction of formation, and (ii) the number and type of issued capital stock. All of the outstanding capital stock in such Subsidiary have been validly issued, are fully paid and non-assessable, if applicable, and are owned by the Company, free and clear of all Liens, other than Liens arising under applicable securities laws.
3.4    No Conflict. Except as may result from any facts or circumstances relating solely to Buyer, the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder do not and will not (a) result in a violation or breach in any material respect of any provision of the Organizational Documents of the Company; (b) subject to the receipt of the Governmental Consents, conflict with or violate any Applicable Law or Governmental Order applicable to it; or (c) except as set forth on Schedule 3.4, conflict with, result in any breach of or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under any Material Agreement, except in the case of clauses (b) and (c), as would not (i) prevent or materially delay the consummation of the Transaction, or (ii) have a Material Adverse Effect.
3.5    Governmental Consents and Approvals. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Entity, except (a) the Governmental Consents; (b) where failure to obtain such consent, approval or authorization, or to make such filing or notification, would not (i) prevent or materially delay the consummation of the Transaction or (ii) have a Material Adverse Effect; or (c) as may be necessary as a result of any facts or circumstances relating to Buyer or any of its Affiliates.
3.6    FCC Licenses; MVPD Matters.
(a)    Schedule 3.6(a) sets forth a true and complete list of the FCC Licenses and the holders thereof, which FCC Licenses constitute all of the FCC Licenses of the Stations. The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated. There is no pending, or, to the Knowledge of the Company, threatened action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the FCC Licenses (other than in connection with proceedings of general applicability, including any post-Broadcast Incentive Auction repacking). As of the date hereof, there is no issued or outstanding, by or before the FCC, order to show cause, notice of violation, notice of apparent liability or order of forfeiture against the Stations or the holders of the FCC Licenses with respect to the Stations, nor, to the Knowledge of the Company, is any written petition, complaint, investigation or other proceeding pending or threatened with respect to the Stations that may result in the issuance of any such order or notice. The FCC Licenses have been issued for the full terms customarily issued by the FCC for each class of Station and the FCC Licenses are not subject to any condition except for those conditions appearing on the face of the FCC Licenses and conditions generally applicable to each class of Station (including any conditions associated with the post-Broadcast Incentive Auction repacking). The Stations are operating, and since January 1, 2016 have operated, in compliance in all material respects with the terms of the FCC Licenses and the Communications Laws. Except as set forth in Schedule 3.6(a), (i) there are no material applications pending before the FCC with respect to the Stations or the FCC Licenses, and (ii) the Company has completed or caused to be completed the construction of all facilities or changes contemplated by any of the FCC Licenses or construction permits issued to modify the FCC Licenses to the extent required to be completed as of the date hereof.
(b)    Schedule 3.6(b)(i) sets forth, as of the date hereof, a list of all retransmission consent agreements with MVPDs with respect to each Station with each MVPD with more than 25,000 paid subscribers in the Stations’ DMA in each case for December 2018. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material impact on the Business as a whole nor the Business of any Station, since January 1, 2018, (A) no such MVPD has, with respect to carriage in the Stations’ DMA, provided written notice to Sellers or their respective Affiliates of any material signal quality issue or, to the Knowledge of the Company, sought any form of relief from carriage of a Station from the FCC, (B) none of the Company or any of the Sellers or their respective Affiliates has received any written notice from any such MVPD of such MVPD’s intention to delete a Station from carriage in such Station’s DMA, and (C) to the Knowledge of the Company, none of the Company or any of the Sellers or their respective Affiliates has received written notice of a petition seeking FCC modification of the DMA in which any Station is located. To the Knowledge of the Company, the Company has entered into retransmission consent agreements with respect to the Stations’ primary programming stream with each MVPD that has more than 25,000 paid subscribers in such Station’s DMA as of December 2018. Except as set forth on Schedule 3.6(b)(ii), Sellers have made timely retransmission consent elections for the 2018-2020 retransmission consent election cycle with respect to each MVPD with more than 25,000 paid subscribers in the Stations’ DMA.
Notwithstanding anything to the contrary contained in this Agreement, this Section 3.6 contains the sole and exclusive representations and warranties of the Company to Buyer with respect to FCC Licenses, MVPD matters, and any compliance matters associated therewith.
3.7    Taxes.
Except as set forth on Schedule 3.7:
(a)    The Company has filed or caused to be filed on a timely basis all income Tax Returns and all material other Tax Returns that were required to be filed by the Company. All such Tax Returns are true, complete and correct in all material respects as to matters relating to Taxes payable on such Tax Returns and were prepared in substantial compliance with all Applicable Laws. All Taxes shown as due on any Tax Return filed by the Company have been paid and the Company has no material liability for any unpaid Taxes (whether or not shown as due on a Tax Return) that are past due.
(b)    The Company (i) has withheld all material Taxes from amounts paid by the Company to any of its employees, agents, contractors, customers and nonresidents, (ii) timely remitted all Taxes the Company has withheld to the proper agencies and (iii) has filed all material federal, state, local and foreign returns and reports with respect to Taxes described in (i) above including income Tax withholding, social security, unemployment Taxes and premiums.
(c)    The Company has not received written notice of, and to the Knowledge of the Company, there are not currently pending, any audits, examinations, litigation, or other proceedings in respect of any material Tax Returns of the Company. There are no Liens for Taxes on any asset of the Company, other than Permitted Liens. The Company has provided or made available to Buyer true, correct and complete copies of all income and other material Tax Returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by the Company since January 1, 2018.
(d)    The Company is not the beneficiary of any extension of time within which to file any material Tax Return (other than automatic extensions).
(e)    The Company has not waived any statute of limitations in respect of any material Taxes, or agreed to any extension of time with respect to a material Tax assessment or deficiency which extension is currently in effect. The Company has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of the Company.
(f)    Since January 1, 2018, the Company has not been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or non-U.S. Tax purposes. The Company does not have any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or other applicable provision of Law.
(g)    The Company will not be required to include any item of income in, or exclude any material item of deduction from, material taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of (i) any change in or use of an improper method of accounting prior to the Closing Date, (ii) any installment sale or open transaction entered into prior to the Closing Date, (iii) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code entered into on or prior to the Closing Date or (v) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing Date.
(h)    The Company is not party to any contract that will survive the Closing pursuant to which it is required to indemnify another Person for Taxes (other than pursuant to (i) a commercial contract entered into the ordinary course of business that normally includes provisions regarding the sharing of responsibility of Taxes such as leases, licenses or bills of sale; or (ii) a contract that is set forth on Schedule 3.19).
(i)    The Company is not nor has been a party to any “reportable transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).

(j)    The Company has not received a written claim in the past three (3) years from any Governmental Entity in any jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(k)    The Company is and always has been since the date of its incorporation classified as a C corporation for U.S. federal income tax purposes.
(l)    The Company has not made (and is not obligated to make) any payments, or has been or is a party to any agreement, contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or any corresponding provisions of state or local Tax law) (excluding for this purpose any payments made pursuant to obligations entered into at the direction of the Buyer).
Notwithstanding anything to the contrary contained in this Agreement, this Section 3.7, Section 3.12 and Section 3.13 contain the sole and exclusive representations and warranties with respect to Tax matters.
3.8    Real Property; Leases.
(a)    Schedule 3.8(a) lists the address of all Owned Real Property and all Excluded Owned Real Property. Immediately prior to the Closing, the Company will have good and marketable fee simple title to the Owned Real Property free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 3.8(a), neither the Company nor any of its Affiliates, is obligated under, nor is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any of the Owned Real Property or any portion thereof or interest therein. Except as set forth on Schedule 3.8(a), neither the Company nor its Affiliates has leased or otherwise granted to any Person the right to use or occupy any of the Owned Real Property or any portion thereof.
(b)    Schedule 3.8(b) includes a list of all leases for Real Property to which the Company is a party (“Real Property Leases”). Except as set forth on Schedule 3.8(b), the Company has a valid leasehold interest in the Real Property subject to the Real Property Leases (the “Leased Real Property”). Neither the Company, nor, to the Knowledge of the Company, any other party to any Real Property Lease has failed to perform its obligations in all material respects, and is not in material breach of, or default under, the provisions of any Real Property Lease. Except as set forth on Schedule 3.8(b), the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property. Except as set forth on Schedule 3.8(b), the Owned Real Property and Leased Real Property constitute all real property used primarily in the present conduct of the Business.
(c)    There is no pending nor, to the Knowledge of the Company, threatened condemnation, eminent domain, taking or similar proceeding or proceeding to impose any special assessment relating to any Owned Real Property or any material portion thereof or, to the Knowledge of the Company, any Leased Real Property, which, in either such case, would reasonably be expected to curtail or interfere with the use of such property for the present conduct of the Business.
(d)    Each individual property that composes the Real Property has reasonable and lawful access to and from roads adjoining such property.
3.9    Contracts; Validity of Material Agreements.
(a)    Schedule 3.9(a) sets forth a complete list of the following contracts, as of the date hereof to which the Company is a party:
(i)    any programming agreement under which it would reasonably be expected that the Company or the Business would make annual payments of $200,000 or more during any twelve (12) month period or the remaining term of such contract;
(ii)    any contract or agreement with a party that is not an Affiliate that is a local marketing agreement or time brokerage agreement, News Sharing Agreement, channel sharing agreement, joint sales agreement or shared services agreement;
(iii)    any material partnership, joint venture or other similar contract or agreement;
(iv)    any affiliation agreement with any of the CBS or NBC national television networks;
(v)    any contract or agreement for capital expenditures for an amount in excess of $250,000 during any twelve (12) month period or the remaining term of such contract;
(vi)    any employment agreement or other agreement for personal services that provides for base compensation in excess of $200,000 during any twelve (12) month period or the remaining term of such contract that provides benefits or payments to any Employee;
(vii)    any collective bargaining agreement presently in effect;
(viii)    any Real Property Lease that provides for payments in an amount in excess of $120,000 during any twelve (12) month period or the remaining term of such contract;
(ix)    any sales agency, advertising representative or advertising or public relations contract or agreement which is not terminable by the Company without penalty on thirty (30) days’ notice or less;
(x)    any agreement, guarantee or instrument which provides for, or relates to, the incurrence by the Company or the Subsidiary of debt for borrowed money (except for such agreements or instruments which shall not apply to the Company or the Subsidiary upon Closing);
(xi)    any contract or agreement with a broker, consultant or other third party which provides for or relates to the payment of a commission or other compensation based on the amount of revenue received by the Stations under any agreement described in clause (xiv) below;
(xii)    any contract or agreement with any Seller or any Affiliate of any Seller or any Seller Non-Solicit Party;
(xiii)    any contract or agreement that (A) limits or restricts the Company or any Subsidiary from competing with any Person in any geographic region, (B) contains exclusivity obligations or restrictions binding on the Business, or (C) requires the Business to conduct any business on an economic “most favored nations” basis with any third party, and, in the case of each of clauses (A) through (C), that is material to the Business;
(xiv)    any contract or agreement relating to cable or satellite retransmission of a Station with MVPDs that reported more than 25,000 paid subscribers to the Company or its Affiliates for December 2018 in such Station’s DMA with respect to such Station; and
(xv)    any contract or agreement (other than any contract or agreement of the type described in clauses (i) through (xiv) above) that is not terminable by the Company without penalty on one hundred eighty (180) days’ notice or less, which is reasonably expected to involve the payment by the Company after the date hereof of more than $300,000 during any twelve (12) month period or the remaining term of such contract.
The contracts, agreements and leases required to be disclosed pursuant to this Section 3.9(a) are collectively referred to herein as the “Material Agreements.”
(b)    Except as set forth on Schedule 3.9(b) each of the Material Agreements is in full force and effect and is binding upon the Company and, to the Knowledge of the Company, the other parties thereto, subject in each case to the extent that enforceability may be limited by the Enforceability Exceptions. The Company has performed its obligations under each of the Material Agreements in all material respects and is not in material breach of or default thereunder, and to the Knowledge of the Company, no other party to any of the Material Agreements is in material breach or default thereunder. Copies of each of the Material Agreements have heretofore been made available to Buyer by the Company.
3.10    Environmental    . Except as set forth on Schedule 3.10:
(a)    The Company is, and since January 1, 2016 has been, in compliance in all material respects with all Environmental Laws.
(b)    The Company has obtained all material Permits required under Environmental Law which are necessary for its operations. The Company is, and since January 1, 2016 has been, in compliance in all material respects with all terms and conditions of such Permits.
(c)    As of the date of this Agreement, the Company is not the subject of any past, pending or, to the Knowledge of the Company, threatened Action alleging Liability of the Company or the Business under, or any failure of the Company or the Business to comply materially with, any Environmental Law or Permit issued under Environmental Law. Notwithstanding the foregoing, the Company has not received any written notice of potential Liability under Environmental Law related to the Company’s or the Business’s prior use of real property and/or disposal or arrangement for disposal of a Hazardous Substance.
(d)    Neither the Company nor any Seller with respect to the Business released, disposed or arranged for disposal of, or exposed any Person to, any Hazardous Substances, or owned or operated any real property contaminated by any Hazardous Substances, in each case that has resulted in an investigation or cleanup by, or Liability of, the Company with respect to the Business.
(e)    The Company has not, by operation of contract or Applicable Law, succeeded to, assumed or accepted assignment of the Liability of another Person with regard to compliance with or Liability under any Environmental Law including but not limited to the Liability for costs of investigation, remediation, removal and/or monitoring of Hazardous Substances that were actually or allegedly disposed at any location including but not limited to the Owned Real Property, the Leased Real Property and any property previously owned or leased by the Company.
The representations and warranties contained in this Section 3.10 are the sole and exclusive representations and warranties relating to Environmental Law.
3.11    Intellectual Property.
(a)    Schedule 3.11(a) contains a list of the material Business Intellectual Property.
(b)    Except as set forth on Schedule 3.11(b), to the Knowledge of the Company (i) the operation of the Business as it is currently conducted does not infringe, misappropriate or otherwise conflict with any other Person’s Intellectual Property; (ii) none of the material Business Intellectual Property is being infringed, misappropriated or otherwise conflicted with by any other Person; (iii) no material Business Intellectual Property is the subject of any pending or threatened Action claiming infringement, misappropriation, violation of or other conflict with, any other Person’s Intellectual Property by the Company; and (iv) in the past three (3) years, the Company has not received any written claim or notice asserting that the operation of the Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person or challenging the ownership, use, validity or enforceability of any material Business Intellectual Property. The Company (A) is the owner of the material Business Intellectual Property, free and clear of all Liens other than Permitted Liens, and (B) with respect to all other Intellectual Property necessary for the operation of the Business, as it is currently conducted, has the valid and enforceable right to use all of such Intellectual Property. The Company takes reasonable measures to maintain the material Business Intellectual Property, and the material Business Intellectual Property is not subject to any outstanding consent, settlement, decree order, injunction, judgment or ruling restricting the use or ownership thereof.
(c)    There have been no breakdowns, continued substandard performance or other adverse events affecting the computer software, hardware, communications devices, networks or other information technology owned, leased or licensed by the Company in the conduct of the Business in the past twelve (12) months that have caused a material disruption or interruption outside of the ordinary course in the operation of the Business.

(d)    With respect to data collection, use, privacy, protection and security related to the Business, the Company (i) is in compliance with their respective obligations under all Applicable Laws and all of their respective internal or customer-facing policies, in each case, in all material respects, and (ii) has been, during the past twelve (12) months, in compliance with their obligations under all Applicable Laws and all of their respective internal or customer-facing policies, in each case, in all material respects.
3.12    Employees; Labor Matters; Employee Matters.
(a)    The Company has made available to Buyer a list of all Employees, including their (i) names; (ii) job titles; (iii) dates of hire; (iv) current rates of compensation; (v) 2018 bonus and commission opportunities and payments; (vi) work locations; (vii) employment statuses (i.e., active, or on authorized leave and the reason therefor); (viii) accrued but unused paid time off (including vacation, personal days, and sick days); (ix) services credited for purposes of vesting and eligibility to participate in the Employee Plans; (x) whether covered by a collective bargaining agreement; (xi) whether full-time, part-time or per-diem; and (xii) whether exempt or non-exempt. Such list, redacted to delete the information set forth in clauses (iv)-(v) and (viii)-(ix) and the reason for an employment status that is other than active status, is attached as Schedule 3.12(a).
(b)    Except as set forth on Schedule 3.12(b), (i) the Company is not subject to or bound by any labor agreement or collective bargaining agreement, and (ii) to the Knowledge of the Company, there is no activity involving any Employee seeking to certify a collective bargaining unit or engaging in any other organizational activity. The Company has made available to Buyer true, correct and complete copies of each collective bargaining agreement to which the Company is a party.
(c)    Except as set forth on Schedule 3.12(c), as of the date of this Agreement (i) the Company is not engaged in any unfair labor practice that would have a Material Adverse Effect; (ii) there are no labor strikes, material labor disputes, concerted work stoppages or lockouts pending or, to the Knowledge of the Company, threatened with respect to the Company or any Employees; (iii) there are no grievances, complaints or other legal proceedings pending, or to the Knowledge of the Company, threatened, against the Company in connection with the employment of any Employees, except that would not reasonably be expected to result in a material liability; (iv) to the Knowledge of the Company, the Company is in compliance with all applicable labor and employment laws in connection with the employment of the Employees, including but not limited to payment of wages, expenses, reimbursement, overtime compensation, hours of work, discrimination, harassment and retaliation, leaves of absence, reasonable accommodation, workplace safety and collective bargaining, except for any failure to comply that would not reasonably be expected to result in a material liability; and (v) the Company’s characterization and treatment of consultants and contractors as independent contractors satisfies all material requirements of Applicable Law.
(d)    The Company has not taken any action that required notification of the employees of the Company pursuant to the provisions of the federal WARN Act or any similar state or local statute, and, except as set forth on Schedule 3.12(d), has not laid off any Employees within the ninety (90) days prior to the Closing Date.
The representations and warranties contained in this Section 3.12 are the sole and exclusive representations and warranties relating to Employees and labor matters.
3.13    Employee Benefit Plans.
(a)    Schedule 3.13(a) lists all material Employee Plans. Each Employee Plan is in writing, and the Company has made available to Buyer a true and complete copy of each Employee Plan. The Company and its Affiliates do not have any express or implied commitment (i) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, or (ii) to modify, change or terminate any Employee Plan, other than with respect to a modification, change or termination required by ERISA or the Code.
(b)    In all material respects, (i) each Employee Plan has been operated in accordance with its terms and the requirements of all Applicable Laws; (ii) each of the Company and its Affiliates, as applicable, has performed the obligations required to be performed by it under, is not in default under or in violation of, and to the Knowledge of the Company, there is no material default or violation by any party to, any Employee Plan; and (iii) no Action is pending or, to the Knowledge of the Company, threatened with respect to any Employee Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Company, no fact or event exists that could give rise to any such action.
(c)    Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to the most recent applicable determination letter filing period or has timely applied to the IRS for such a letter and nothing has occurred with respect to the operation of any such Employee Plan which, either individually or in the aggregate, would cause the loss of such qualification or the imposition of any liability, penalty or tax under ERISA or the Code.
(d)    Neither the Company, nor any ERISA Affiliate, has any liability under, arising out of or by operation of Title IV of ERISA.
(e)    Neither the Company nor any ERISA Affiliate has any liability for any tax or penalty under the Code or ERISA (including, without limitation, Chapters 43, 46, 47, 48 and 100 of the Code and Section 502 of ERISA), and no fact or event exists which could give rise to any such liability.
(f)    All contributions and premiums required by Applicable Law or by the terms of any Employee Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto).
(g)    The liabilities of each Employee Plan that has been terminated or otherwise wound up, have been fully discharged in compliance with Applicable Law. Each Employee Plan may be terminated without any further liability.

(h)    Except as set forth on Schedule 3.13(h), neither the Company nor any ERISA Affiliate maintains a welfare benefit plan providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee’s or employee’s beneficiary’s own expense), and the Company and its ERISA Affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder.
(i)    Except as provided in Schedule 3.13(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or together with any other event) will (A) result in any payment (including, without limitation, severance, unemployment compensation, retention bonus or golden parachute) becoming due to any current or former director, employee or independent contractor of the Company or any Affiliate, (B) increase any benefits otherwise payable under any Employee Plan, or (C) result in the acceleration of the time of payment or vesting of any benefit.
(j)    Each Employee Plan or other arrangement that is subject to Section 409A of the Code has been maintained and operated in all material respects so that no taxes under Section 409A of the Code may be imposed on participants in such plans or arrangements. Each stock option granted by the Company has been granted under terms such that the option is exempt from the requirements of Section 409A of the Code.
(k)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 3.13 are the sole and exclusive representations and warranties being made by the Company in this Agreement with respect to any Employee Plan or ERISA.
3.14    Insurance. Schedule 3.14 contains a true and complete list of all insurance policies of the Company currently in effect as of the date hereof that insure the Business, operations or Employees of the Company or affect or relate primarily to the ownership, use or operation of the Business (including fire, theft, casualty, comprehensive general liability, worker’s compensation, business interruption, environmental, product liability, automobile, vehicle and equipment insurance policies). With respect to the policies providing liability insurance: (a) all are in full force and effect and no notice of cancellation or termination has been received with respect to any such policy or binder; (b) to the Knowledge of the Company, all have been complied with in all material respects by the policyholder; and (c) there is no material pending claim under any such policy as to which coverage has been denied or disputed by the underwriters or issuers thereof.
3.15    Permits. As of the date of this Agreement, the Company holds or possesses all registrations, licenses, permits, approvals and regulatory authorizations from a Governmental Entity that are reasonably necessary to entitle it to operate the Business as operated immediately prior to the date of this Agreement (herein collectively called, “Permits”), except for such Permits as to which the failure to so own, hold or possess would not, individually or in the aggregate, have a Material Adverse Effect. The Company has fulfilled and performed its obligations under each of the Permits, except for noncompliance that, individually or in the aggregate, has not had a Material Adverse Effect. Each of the Permits is valid, subsisting and in full force and effect and has not been revoked, suspended, cancelled, rescinded or terminated, other than those that the revocation, suspension, cancellation or rescission or termination of which, individually or in the aggregate, would not have a Material Adverse Effect.
3.16    No Violation, Litigation or Regulatory Action. Except (y) with respect to matters relating to the representations and warranties set forth in Section 3.6 (FCC Licenses; MVPD Matters), Section 3.7 (Taxes), Section 3.10 (Environmental), Section 3.12 (Employees; Labor Matters; Employee Matters), or Section 3.13 (Employee Benefit Plans); or (z) as set forth on Schedule 3.16,
(a)    As of the date of this Agreement, there is no action, suit or proceeding by or before any court or any Governmental Entity (each, an “Action”) pending, or, to the Knowledge of the Company, threatened against the Company or its Subsidiary;
(b)    The Company and its Subsidiary are, and since January 1, 2016, have been in compliance, in all material respects, with all Applicable Laws;
(c)    Since January 1, 2016 and through the date of this Agreement, the Company and its Subsidiary have not received any written notice of violation of any Applicable Law; and
(d)    There are no temporary restraining orders or other orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with any Governmental Entity against the Company or its Subsidiary which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.17    Financial Statements. True and complete copies of (i) the audited balance sheet of the Company as of December 31, 2018 and the related audited statements of income and cash flows of the Company for the year ended December 31, 2018 (the “Audited Company Financial Statements”) and (ii) the unaudited balance sheet of the Company as of March 31, 2019 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flows of the Company for the three months ended March 31, 2019 (the “Interim Company Financial Statements” and together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company (except as may be indicated in the notes thereto), (ii) present fairly, in all material respects, the financial condition and results of operations of the Company as of the dates thereof or for the periods covered thereby, and (iii) were prepared in accordance with GAAP applied on a basis consistent throughout the periods covered thereby, subject, in the case of the Interim Company Financial Statements, to normal year end audit adjustments and the absence of footnotes.
3.18    Absence of Changes. Since the Balance Sheet Date and through the date of this Agreement, there have not been any events, changes or occurrences or states of facts that, individually or in the aggregate, have had a Material Adverse Effect. Except as set forth on Schedule 3.18, since the Balance Sheet Date, the Business has been operated in all material respects in the ordinary course of business consistent with past practice.
3.19    No Undisclosed Liabilities. Except as set forth on Schedule 3.19, the Company, with respect to the Business, is not subject to any material liability (including unasserted claims, whether known or unknown), whether absolute, contingent, accrued or otherwise, which would be required to be disclosed on a balance sheet of the Business prepared in accordance with GAAP or the notes thereto, except for liabilities which are (a) reflected or reserved for on the March 31, 2019 balance sheet, (b) incurred in the ordinary course of business since the Balance Sheet Date, (c) to be performed in the ordinary course of business pursuant to the Material Agreements, or (d) reflected in Net Working Capital.
3.20    Assets; Sufficiency.
(a)    Except as set forth on Schedule 3.20(a), the Acquired Company Assets constitute all of the material assets and properties (including FCC Licenses), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used primarily in the Business and are sufficient to conduct the Business in substantially the manner in which it is conducted on the date hereof and has been conducted at all times since January 1, 2018.
(b)    Except as set forth on Schedule 3.20(b), all material items of tangible personal property included in the Acquired Company Assets are in good operating condition, ordinary wear and tear excepted.
3.21    Bank Accounts, Power of Attorneys. Schedule 3.21 sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or its Subsidiary maintain safe deposit boxes, checking accounts, or other accounts of any nature with respect to its business, (b) the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto, and (c) all powers of attorney and similar grants of authority to other Persons.
3.22    No Brokers. The Company is not obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the Transaction for which Buyer may become liable.
3.23    Disclaimer. Except as set forth in ARTICLE 2 and this ARTICLE 3, none of Sellers, the Company, their Affiliates or any of their respective Representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Shares, the Company or the Business, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Company or the Business by Buyer after the Closing, (iii) the probable success or profitability of the Company or the Business after the Closing, (iv) any financial projection or forecast relating to the Company or the Business, (v) any other information made available to Buyer, its Affiliates and its and their respective Representatives, or (vi) as to any other matter or thing. Any such other representation or warranty is hereby expressly disclaimed. Other than the indemnification obligations of Sellers set forth in ARTICLE 10, none of Sellers, the Company, its Affiliates or any of their respective Representatives will have or be subject to any liability or indemnification obligation to Buyer or to any other Person resulting from the distribution to Buyer, its Affiliates or Representatives of, or Buyer’s use of, any information relating to the Company or the Business, including any information, documents or material made available to Buyer, its Affiliates or Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break out” discussions, responses to questions submitted on behalf of Buyer or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Sellers:
4.1    Organization. Buyer is duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its organization. Buyer has the requisite power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and perform its obligations hereunder.
4.2    Authorization. The execution and delivery of this Agreement, and the performance by Buyer of its obligations hereunder, and the consummation of the Transaction by Buyer have been duly authorized and approved by all necessary action of Buyer and its directors, officers and stockholders and do not require any further authorization or consent of Buyer or its directors, officers or stockholders. This Agreement, and the other Transaction Documents when executed and delivered by Buyer (assuming due authorization, execution and delivery by Sellers), constitute and will constitute the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, except in each case as such enforceability may be limited by the Enforceability Exceptions.
4.3    No Conflicts. The execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder does not and will not (a) result in a violation or breach in any material respect of any provision of the Organizational Documents of Buyer; (b) subject to the receipt of the Governmental Consents, conflict with or violate any Applicable Law or Governmental Order; or (c) conflict with or result in any material breach or default of any material contract or agreement to which Buyer is a party.
4.4    Litigation. There is no Action pending or, to the Knowledge of Buyer, threatened against Buyer which would reasonably be expected to affect Buyer’s ability to perform its obligations under this Agreement or otherwise impede, prevent or materially delay the consummation of the Transaction.
4.5    Qualification as FCC Licensee. Buyer is legally, financially and otherwise qualified to be the licensee of, acquire, own and operate the Stations under the Communications Laws, including but not limited to the provisions relating to media ownership and attribution and character qualifications. Buyer is in compliance with Section 310(b) of the Communications Laws and the FCC’s rules governing alien ownership. There are no facts or circumstances that would, under the Communications Laws and the existing procedures of the FCC or any other Applicable Law, disqualify Buyer as a holder of any of the FCC Licenses held by the Company with respect to the Business, as applicable, or as the owner and operator of the Stations. No waiver of, exemption from, or declaratory ruling regarding any provision of the Communications Laws of the FCC is necessary for the FCC Consent to be obtained, including but not limited to a showing pursuant to 47 C.F.R. § 73.3555(b). Buyer is not a “foreign person” within the meaning of 31 C.F.R. § 800.216. To the Knowledge of Buyer, there are no facts or circumstances that might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Buyer, (b) materially delay obtaining the FCC Consent, or (c) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent or to designate the FCC Application for a hearing.
4.6    Financing. At Closing, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price, all related fees and expenses in connection with the Transaction and any other amounts to be paid by it in accordance with the terms of this Agreement. Buyer acknowledges and agrees that the obligation of Buyer to consummate the Transaction is not conditioned upon Buyer’s ability to finance or pay the Purchase Price and that any failure of Buyer to consummate the Transaction shall constitute a material breach by Buyer of this Agreement giving rise to Sellers’ right (a) to terminate this Agreement under Section 11.1(c) hereof, subject to the terms and conditions of Section 11.1(c), or alternatively, (b) to seek specific performance under Section 11.4.
4.7    Solvency. Assuming (a) the satisfaction of the conditions in ARTICLE 8 hereof, and (b) the accuracy in all material respects of the representations and warranties of Sellers and the Company set forth in ARTICLE 2 and ARTICLE 3, respectively, hereof, then immediately after giving effect to the Transaction, payment of all amounts required to be paid in connection with the consummation of the Transaction, and payment of all related fees and expenses, Buyer shall be Solvent. For purposes of this Agreement: (i) “Solvent”, when used with respect to a Person, means that, as of any date of determination, (A) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (B) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (C) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the Transaction, and the term “Solvency” shall have a correlative meaning; (ii) “debt” means liability on an “Obligation”; (iii) “Obligation” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; and (iv) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of a Person (including goodwill) are sold as an entirety with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises.
4.8    Projections and Other Information. Buyer acknowledges that, with respect to any estimates, projections, forecasts, business plans, budget information and similar documentation or information relating to the Company or the Business that Buyer has received from Sellers, any of Sellers’ Affiliates or Sellers’ advisors, (a) Buyer is not relying on such documentation in making its determination with respect to executing this Agreement or completing the Transaction; (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets; (c) Buyer is familiar with such uncertainties; (d) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to Buyer; and (e) Buyer does not have, and will not assert, any Action against Sellers or their Affiliates or any of their respective directors, officers, members, shareholders, managers, employees or representatives, or hold Sellers or any such Persons liable, with respect thereto. Buyer represents and warrants that none of Sellers, any of Sellers’ Affiliates, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or the Business or the Transaction not expressly set forth in ARTICLE 2 or ARTICLE 3, and none of Sellers nor any of their Affiliates or any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or their representatives or Buyer’s use of any such information, including any confidential memoranda distributed on behalf of Sellers in respect of the Company or the Business or other publications or data room information provided or made available to Buyer or its representatives, or any other document or information in any form provided or made available to Buyer or its representatives in connection with the Transaction.
4.9    Investment. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and is able to bear any economic risks associated with the Transaction. Buyer is acquiring the Equity Interests as provided in this Agreement solely for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable state and federal securities laws. Buyer (either acting alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment, including a complete loss of its investment in such Equity Interests. Buyer hereby acknowledges that the Equity Interests have not been registered pursuant to the Securities Act or any state securities laws, and agrees that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities laws, in each case, to the extent applicable.
4.10    Independent Investigation.
(a)    Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets (including Material Agreements), liabilities, results of operations, financial condition, technology and prospects of the Company and the Business, which investigation, review and analysis was undertaken by Buyer and its Affiliates and representatives. Buyer acknowledges that it, its Affiliates and their respective representatives have been provided adequate access to the personnel, properties, facilities and records of the Company for such purpose. In entering into this Agreement, Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Sellers, its Affiliates or their respective representatives (except the specific representations and warranties of Sellers and the Company set forth in ARTICLE 2 and ARTICLE 3, respectively).
(b)    Buyer hereby agrees and acknowledges that (i) other than the representations and warranties made in ARTICLE 2 and ARTICLE 3, none of Sellers, the Company, their respective Affiliates, or any of their respective representatives make or have made, and Buyer has not relied on, any representation or warranty, express or implied, at law or in equity, with respect to the Equity Interests, the Company, the properties or assets of the Company or the Business of the Company, including with respect to (A) merchantability or fitness for any particular purpose, (B) the operation of the Company or the Business by the Business after the Closing, (C) the probable success or profitability of the Company or the Business after the Closing, (D) any financial projections or forecast relating to the Company or the Business, (E) any other information made available to Buyer, its Affiliates and its and their respective representatives, or (F) as to any other matter or thing, and (ii) other than the indemnification obligations of Sellers set forth in ARTICLE 10 (including, but not limited to, causes of action arising from Fraud), none of Sellers, the Company, its Affiliates or any of their respective representatives will have or be subject to any liability or indemnification obligation to Buyer or to any other Person resulting from the distribution to Buyer, its Affiliates or representatives of, or Buyer’s use of, any information relating to the Company or the Business, including any information, documents or materials made available to Buyer, its Affiliates or representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break out” discussions, response to questions submitted on behalf of Buyer or in any other form in expectation of the transactions contemplated by this Agreement.
(c)    Buyer, its Affiliates and their respective representatives have received and may continue to receive from Sellers, the Company, their respective Affiliates or their respective representatives, certain estimates, projections and other forecasts for the Business of the Company and certain plan and budget information. Buyer acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Buyer is taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that Buyer is not relying on any estimates, projections, forecasts, plans or budgets furnished by Sellers, the Company or their respective representatives, Buyer shall not, and shall cause their Affiliates and their respective representatives not to, hold any such Person liable with respect thereto.
4.11    Brokers. Neither Buyer nor any of its Affiliates, or any party acting on any of their behalf, has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the Transaction.
ARTICLE 5
CERTAIN COVENANTS
5.1    Governmental Consents.
(a)    FCC Consent.
(i)    Within ten (10) Business Days after the date of this Agreement, Buyer and Sellers shall file one or more applications with the FCC (the “FCC Applications”) requesting FCC consent to the transfer of control of the FCC Licenses to Buyer. FCC consent to the FCC Applications with respect to the FCC Licenses is referred to herein as the “FCC Consent.” Until such time as the FCC Consent shall have been obtained, Buyer and Sellers shall diligently prosecute the FCC Applications and otherwise use their best efforts to obtain the FCC Consent as soon as possible; provided, however, except as provided in the following sentence or in Section 5.1(b)(i) and Section 5.1(b)(iv), neither Buyer nor Sellers nor the Company shall be required to pay consideration to any third-party to obtain the FCC Consent. Buyer shall pay all FCC filing fees relating to the Transaction irrespective of whether the Transaction is consummated.
(ii)    Until such time as the FCC Consent shall have been obtained, each of Buyer and Sellers shall oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to such Party. Neither Buyer nor Seller shall take any action that would, or fail to take such action the failure of which to take would, reasonably be expected to have the effect of materially delaying the receipt of the FCC Consent.
(iii)    If the Closing shall not have occurred for any reason within the original effective period of the FCC Consent, and neither Party shall have terminated this Agreement under Section 11.1, Buyer and Sellers shall request one or more extensions of the effective period of the FCC Consent. No extension of the FCC Consent shall limit the right of any Party to exercise its rights under Section 11.1.
(iv)    The FCC Licenses of the Stations expire on the dates corresponding thereto as set forth on Schedule 3.6(a). If, at any point prior to Closing, an application for the renewal of any FCC License (a “Renewal Application”) must be filed pursuant to the Communications Laws, the applicable Seller (or the Company) shall execute, file and prosecute with the FCC such Renewal Application in accordance with Section 5.2(a)(ii) hereof. If an FCC Application is granted by the FCC subject to a renewal condition, then the term “FCC Consent” shall be deemed to also include satisfaction of such renewal condition. To the extent necessary or appropriate to avoid disruption or delay in the processing of the FCC Applications, Buyer agrees to assume, as between the Parties and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application; provided, that in no event will such assumption affect Buyer’s rights hereunder with respect to the representations, warranties, covenants and indemnification obligations of the Sellers and the Company. Buyer and Sellers acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application and thereby to facilitate the grant of the FCC Consent with respect to such Station, each of Buyer, Sellers, and their applicable subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Station in connection with (a) any pending complaints that the Stations aired programming that contained obscene, indecent or profane material, or (b) any other enforcement matters against such Station with respect to which the FCC may permit Buyer or Sellers (or any of their respective subsidiaries) to enter into a tolling agreement. For the purposes hereof, “Communications Laws” shall mean the Communications Act of 1934, as amended, and the rules, regulations and written policies of the FCC promulgated pursuant thereto.
(b)    Governmental Consents.
(i)    Within ten (10) Business Days after the date of this Agreement, Buyer and Sellers shall make any required filings with the Federal Trade Commission and the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976,

as amended (the “HSR Act”), with respect to the Transaction (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. Expiration or termination of any applicable waiting period under the HSR Act is referred to herein as the “HSR Clearance.” Any filing fees payable under the HSR Act relating to the Transaction shall be borne by Buyer, provided that one-half of such amount shall be a Company Transaction Expense. The FCC Consent and HSR Clearance are referred to herein collectively as the “Governmental Consents.”
(ii)    Each Party shall keep each other Party apprised of the content and status of any communications with, and communications from, any Governmental Entity with respect to the Transaction, including promptly notifying the other Party of any communication it or any of its Affiliates receives from any Governmental Entity relating to any review or investigation of the Transaction under the HSR Act or any other applicable non-United States antitrust Laws or Communications Laws and shall permit the other Party to review in advance (and to consider any comments made by the other Party in relation to) any proposed communication by such party to any Governmental Entity relating to such matters. Neither Party shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate at such meeting, telephone call or discussion. Subject to the NDA, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as each other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act or Communications Laws. Subject to the NDA, the Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transaction; provided, however, that materials may be redacted (A) to remove references concerning the valuation of the Business, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
(iii)    The Parties hereto shall use their respective best efforts to consummate and make effective the Transaction and to cause the conditions set forth in ARTICLE 7 and ARTICLE 8 to be satisfied, including (A) the undertaking or obtaining of all necessary actions or nonactions, consents and approvals from Governmental Entities or other persons necessary in connection with the consummation of the Transaction and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval from, or to avoid the initiation of an action or proceeding by any Governmental Entity or other Persons, necessary for the consummation of the Transaction, including, but not limited to, any commitments by Buyer in accordance with Section 5.1(b)(iv), and (B) the execution and delivery of any additional instruments necessary to consummate the transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.
(iv)    Buyer shall, and shall cause its Affiliates to, take any and all actions necessary to avoid, resolve or eliminate each and every impediment under any antitrust, competition,

or Communications Laws that may be asserted by any Governmental Entity or any other Person with respect to the transactions contemplated by this Agreement and to obtain all permissions, approvals or consents that may be required by any Governmental Entity so as to enable the parties to consummate the transactions contemplated under this Agreement as promptly as practicable, and in any event no later than the Closing Date, including (A) proposing, negotiating, committing to and effecting as promptly as practicable, by consent decree, hold separate orders, or otherwise, the sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of such assets, properties or businesses of Buyer or any of its Affiliates, (B) terminating, modifying, or assigning existing relationships, contracts, or obligations of Buyer or any of its Affiliates, (C) changing or modifying any course of conduct regarding future operations of Buyer or any of its Affiliates, (D) entering into such other arrangements as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any order in any action, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated under this Agreement, or (E) otherwise taking or committing to take any other action that would limit Buyer’s or any of its Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets, rights or interests; provided, that Buyer is not obligated to take any action contemplated in subsections (A) through (E) unless such action is expressly conditioned upon the Closing of the transactions contemplated by this Agreement. In addition, if any action is instituted or threatened challenging the transactions contemplated by this Agreement as violating any antitrust, competition or Communications Law or if any order (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforced by any Governmental Entity that would make the transactions contemplated by this Agreement illegal or otherwise delay or prohibit the consummation of the transactions contemplated by this Agreement, Buyer and its Affiliates shall take any and all actions to contest and defend any such action to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any order (whether temporary, preliminary or permanent) that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. In addition, Buyer shall not, and shall cause its Affiliates not to, take any action after the date hereof that could reasonably be expected to delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to consummate the transactions contemplated herein.
5.2    Operations of the Business Prior to the Closing Date    .
(a)    From the date hereof until the Closing, except as (I) permitted by this Agreement, (II) reasonably requested by Buyer and agreed to by Sellers, (III) set forth on Schedule 5.2, (IV) required by Applicable Law or by any Governmental Entity, or (V) required by the regulations or requirements of any regulatory organization applicable to Sellers or the Business, unless Buyer otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall:
(i)    operate the Business in the ordinary course and conduct the Business in all material respects in accordance with the Communications Laws and with all other Applicable Laws, including using commercially reasonable efforts to preserve and maintain the goodwill, business, customer relationships and Permits of the Business provided, however, that the Company may declare, set aside or pay regular and/or special cash dividends on the shares of Common Stock on one or more occasions (in each case to occur prior to the Closing) to the extent permitted by (and in compliance with) applicable Law;
(ii)     maintain all of the material FCC Licenses listed on Schedule 3.6(a) in full force and effect, timely file all applications or requests necessary to renew or extend all of the material FCC Licenses, and not materially adversely modify any of the material FCC Licenses;
(iii)    use commercially reasonable efforts to maintain the material MVPD carriage of the Stations existing as of the date of this Agreement;
(iv)    continue to promote and advertise on behalf of the Stations at levels substantially consistent with past practice; and
(v)    not agree, commit or resolve to take any actions inconsistent with the foregoing.
(b)    Notwithstanding Section 5.2(a), and except as (I) expressly contemplated by this Agreement, (II) set forth in Schedule 5.2(b), or (III) required by Applicable Law or by any Governmental Entity, unless Buyer consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) Sellers shall not, and shall cause each of their Affiliates not to, in respect of the Company or its Subsidiary, the Business or the Acquired Company Assets:
(i)    other than in the ordinary course of business, enter into any contract that would be binding on the Company or its Subsidiary after the Closing Date and that involves the payment or potential payment by the Company or its Subsidiary of more than $300,000 per annum or $600,000 in the aggregate;
(ii)    make or authorize any new capital expenditures other than those set forth in the budget provided to Buyer prior to the date of this Agreement or make any capital expenditure with respect to any Station in excess of $200,000 in any individual case or $500,000 in the aggregate; provided that the foregoing shall not apply to capital expenditures necessary for emergency repairs, provided that the Company informs Buyer of such expenditures within five (5) business days;
(iii)    except with respect to Excluded Owned Real Property, sell, lease (as lessor), transfer or otherwise dispose of or mortgage or pledge, or impose or suffer to be imposed any Lien on, any of the material Acquired Company Assets other than property sold or otherwise disposed of in the ordinary course of business, and other than Permitted Liens;
(iv)    guarantee, or otherwise become liable for, any material liability of any third Person;
(v)    adopt, or institute any increase in, any profit sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan, including any Employee Plan, with respect to its employees, other than in the ordinary course of business or as required by any such plan or requirements of Law;

(vi)    other than the ordinary course of business, hire any employee that would be an Employee, or enter into any new, or materially modify the terms of any existing, employment contract with any Employee; increase the cash compensation of any Employee except for, with respect to employees who are not officers, increases in annual salary or wage rate pursuant to any applicable collective bargaining agreement or in the ordinary course of business which do not exceed 5% individually or 3% in the aggregate; or enter into any performance and stay bonuses that will be binding upon Buyer, the Company or its Subsidiary after the Closing;
(vii)    make any material Tax election that is inconsistent with past practice or change any material Tax election, in each case, with respect to the Company or Acquired Company Assets, except in the ordinary course of business;
(viii)    enter into any consent decree with any Governmental Entity with respect to the Stations or any of the FCC Licenses if such consent decree would be binding on the Company or its Subsidiary after Closing;
(ix)    recognize any labor organization or union as the representative of any employee of the Business, or enter into any collective bargaining agreement or other agreement with a labor organization or union;
(x)    terminate or cancel any insurance coverage maintained by the Company with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage other than in the ordinary course of business;
(xi)    enter into any channel sharing agreement, interference acceptance agreement, or other agreement providing for (i) the use by any Person of any portion of any the Stations’ respective spectrums, (ii) any Station’s use of any portion of broadcast spectrum licensed to any Person, and/or (iii) any material restriction on, or modification of, the Station’s license, technical operations, hours of operation, coverage area, and/or population served; or
(xii)    agree or commit to do any of the foregoing.
5.3    Director and Officer Indemnification    .
(a)    For a period of six (6) years after the Closing, Buyer shall cause the Company to fulfill and honor all rights to indemnification pursuant to the Organizational Documents of the Company in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer or director of the Company (the “Company Indemnified Parties”). The provisions of the Organizational Documents of the Company with respect to indemnification, advancement of expenses and exculpation of liability shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights of the Company Indemnified Parties thereunder, unless such modification is required by Applicable Law and, then, only upon written notice to Sellers. Buyer shall not take any action after the Closing to cause the Company not to fulfill or honor the indemnification rights of the Company Indemnified Parties under the Organizational Documents.

(b)    At Closing, the Company shall, at the equal expense of the Sellers, on the one hand, and the Buyer, on the other hand, obtain and pay for in full as of the Closing Date, “tail” coverage for directors & officers liability insurance with a claims period of six (6) years from the Closing Date. After the Closing, neither Buyer, nor the Company or any of their Affiliates will take any action to negate, cancel or otherwise modify or terminate such “tail” insurance policies.
(c)    The provisions of this Section 5.3 are intended for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their heirs and personal representatives, and shall be binding on Buyer and the Company, and their successors and assigns. In the event that Buyer or the Company or any successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any other Person, then, in each such case, provisions shall be made so that such successors or assigns honor the obligations set forth with respect to Buyer and the Company in this Section 5.3.
ARTICLE 6
JOINT COVENANTS
Buyer, on the one hand, and Sellers, on the other hand, hereby covenant and agree as follows:
6.1    Confidentiality. The Company and Buyer (or an Affiliate of Buyer) are parties to a nondisclosure agreement, dated March 15, 2019 (the “NDA”). To the extent not already a direct party thereto, Buyer hereby assumes the NDA and agrees to be bound by the provisions thereof applicable to Buyer’s Affiliate that is a party thereto, and such NDA shall remain in effect in accordance with its terms. Without limiting the terms of the NDA, and subject to the requirements of Applicable Law, all non-public information regarding Sellers, the Company and the Business shall be confidential and shall not be disclosed to any other Person, except Buyer’s representatives for the purpose of consummating the Transaction.
6.2    Non-Solicitation.
(a)    For a period of twenty-four (24) months following Closing (the “Restricted Period”), Buyer shall not, and shall cause each of its respective direct and indirect Affiliates not to, directly or indirectly, (i) hire, retain or solicit for employment or a consulting relationship any current employees of any Seller Non-Solicit Party, or (ii) induce or encourage any such employee of any of such Seller Non-Solicit Parties to leave the employ of any Seller Non-Solicit Party; provided, however, that the foregoing will not prohibit Buyer or any of its Affiliates from soliciting any such employees of any Seller Non-Solicit Party through general solicitations or advertisements that are not specifically directed at employees of any Seller Non-Solicit Party. For purposes of this Section 6.2, the Parties agree that the “Seller Non-Solicit Parties” shall include The Dispatch Printing Company, Wolfe Enterprises, Inc. and Capitol Square Ltd.
(b)    During the Restricted Period, and except as set forth on Schedule 6.2(b), as an inducement to Buyer to enter into this Agreement, the Sellers shall not, and shall cause the Seller Non-Solicit Parties and their respective direct and indirect Affiliates to not, directly or indirectly, (i) hire, retain or solicit for employment or a consulting relationship any then-current employees of the Company, or (ii) induce or encourage any such employee of the Company to leave the employ of the Company; provided, however, that the foregoing will not prohibit the Seller Non-Solicit Parties or any of their respective Affiliates from soliciting any such employees of the Company through general solicitations or advertisements that are not specifically directed at employees of the Company.
(c)    Each of the Parties acknowledges and agrees that the restrictions contained in this Section 6.2 are reasonable in scope and duration in light of the purpose and intent of this Agreement and the valuable consideration being conveyed by the Parties as provided herein. If, for any reason any Governmental Entity determines that any of those restrictions is not reasonable or are overbroad or unenforceable or that the consideration is inadequate in any jurisdiction or context, such restrictions shall be interpreted, modified or rewritten to include as much of the duration and scope as will render such restrictions valid and enforceable. The Parties agree that the covenants contained in this Section 6.2 shall be enforced independently of any other obligations between or among the Parties, and that the existence of any other claim or defense shall not affect the enforceability of this Agreement or the remedies hereunder.
6.3    Announcements. Prior to Closing, no Party shall, without the prior written consent of the other Parties, issue any press release or make any other public announcement concerning the Transaction, except to the extent that such Party is so obligated by Applicable Law or any rule or regulation of any securities exchange upon which the securities of such Party are listed or traded, in which case such Party shall give advance notice and an opportunity to comment to the other, and except that the Parties shall cooperate to make a mutually agreeable announcement.
6.4    Control. Notwithstanding any other provision set forth in this Agreement, this Agreement is not intended to and shall not be interpreted to transfer control of the Stations or, except as set forth in Section 5.2, to give Buyer the right, directly or indirectly, to control, supervise or direct the business or operations of the Business, prior to Closing. Consistent with the Communications Laws, control, supervision and direction of the operation of the Business prior to Closing shall remain the responsibility of the holders of the FCC Licenses.
6.5    Non-Governmental Consents; Certain Contracts.
(a)    Consents. Buyer and Sellers shall use commercially reasonable efforts to obtain any third-party consents, approvals, authorizations or waivers required under the Material Agreements. Except for the Required Consents, no such third-party consents, approvals, authorizations or waivers shall be conditions to Closing, and no Party shall be obligated to (i) make any payment to any third-party to obtain any consent under this Section 6.5 other than normal and usual processing fees, filing fees or other similar normal costs incurred in connection with such third-party consent or approval, or (ii) grant any accommodation (financial or otherwise) to any third-party in connection with obtaining such third-party consent or approval. Any such costs incurred by the Parties shall be borne by Buyer.
(b)    Commingled Contracts.
(i)    The Parties acknowledge that the Company and its Affiliates are parties to certain contracts listed on Schedule 6.5(b) that relate to both the operations or conduct of the Business and that of other businesses of affiliates of Sellers (and/or their subsidiaries), but that will remain with the Company and its Affiliates after the Closing (the “Commingled Contracts”). Sellers and Buyer shall cooperate and use their respective commercially reasonable efforts with the unaffiliated counterparty to the Commingled Contracts (A) to obtain, through an amendment, partial assignment or new contract (any such arrangement, a “Replacement Contract”) for the benefit of Buyer the respective rights and obligations related to the Business under each Commingled Contract (the “Commingled Contract Rights”), such that, effective at or after the Closing, Buyer will be the beneficiary of the rights and will be responsible for the obligations related to the Commingled Contract Rights of such Commingled Contracts and (B) to novate the respective rights and obligations related to the Commingled Contract Rights under each such Commingled Contract and obtain an unconditional release for the applicable Seller and its Affiliates thereunder, such that, subsequent to the Closing, Sellers and their Affiliates will have no rights or Liability with respect to the Commingled Contract Rights under and in respect of the Commingled Contracts; provided, however, that (1) no Replacement Contract shall impose any Liability on Sellers or any of their subsidiaries after the Closing; (2) neither Sellers nor any of their Affiliates shall be required to expend any money with respect to any Commingled Contract or Replacement Contract or remedy any breach under or with respect thereto or offer or grant any accommodation (financial or otherwise) to any third-party in order to provide Buyer with the benefits under a Commingled Contract or with a Replacement Contract; (3) no representation, warranty or covenant of any Seller contained in the Transaction Documents shall be breached, or deemed breached, no condition shall be deemed not satisfied, and neither Sellers nor any of their Affiliates will have any Liability whatsoever to Buyer or any of its Affiliates, based on, arising out of or relating to the failure to obtain any Replacement Contract or any Action commenced or threatened by or on behalf of any Person arising out of or relating to any Commingled Contracts or the failure to obtain any Replacement Contract; (4) obtaining Replacement Contracts is not a condition to the Closing; and (5) if any Commingled Contract includes any group discount or similar benefit that is not assignable or transferable to Buyer, then the Replacement Contract will not include or reflect such terms.
(ii)    In the event a Replacement Contract is not obtained by the Closing and the Closing occurs, Sellers will, if and to the extent Buyer shall request, use commercially reasonable efforts to cooperate with Buyer in effecting a lawful and commercially reasonable arrangement under which Buyer shall receive benefits under the Commingled Contracts related to the Commingled Contract Rights of each Commingled Contract, in each case from and after the Closing, and, to the extent of the benefits received, Buyer shall pay and perform Sellers’ or their Affiliates’ obligations arising under the Commingled Contracts related to the Commingled Contract Rights of each Commingled Contract, in each case from and after the Closing in accordance with its terms.
(iii)    Notwithstanding anything to the contrary herein, this Agreement and the consummation of the Transaction shall not be construed as an attempt or agreement to assign any contract or rights thereunder, including any rights under a Commingled Contract, or other right, which by its terms or by Law is not assignable without the consent of a third-party or a Governmental Entity or is cancelable by a third-party in the event of an assignment, unless and until such consent shall have been obtained.
6.6    Employee Matters.

(a)    The employment relationship of the Employees shall continue with Buyer or its Affiliates (including the Company) as of the Closing and for at least one hundred twenty (120) days following the Closing Date, except in the event of their death, disability (consistent with Applicable Law), retirement, voluntary termination, or Termination for Cause. Buyer shall take any and all actions reasonably necessary to ensure the continued employment of such Employees with Buyer (including the Company) or its Affiliates as of the Closing and for at least one hundred twenty (120) days following the Closing Date.
(b)    As used herein, “Non-Union Employee” means each Employee who is, immediately prior to the Closing, employed by the Company and whose terms of employment are not subject to a collective bargaining agreement.
(c)    Buyer shall provide, or shall cause an Affiliate of Buyer that will employ the Non-Union Employee to provide, to each Non-Union Employee for the period from the Closing Date until the date that is six months from the Closing Date, or, if shorter, the period of employment following the Closing Date of the Non-Union Employee: (i) the same or greater base salary or rate of pay and target annual cash incentive compensation as in effect immediately prior to the Closing Date; and (ii) employee benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Buyer or its Affiliates. Buyer or its Affiliates will recognize the accrued paid time off (which includes vacation, sick days or other personal days) that each Non-Union Employee had accrued as of the Closing Date. The medical, dental and health plans of Buyer or its Affiliates covering each Non-Union Employee following the Closing (x) shall not contain any exclusions for pre-existing conditions (to the extent the conditions had been covered under the Employee Plans as of the Closing Date), and (y) shall credit each Non-Union Employee for the plan year of the Company in which the Closing Date occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the Closing Date. For purposes of determining eligibility to participate and level of benefits under a paid-time-off, vacation or severance plan maintained by Buyer or any of its Affiliates in which Non-Union Employees are eligible to participate, Buyer shall, and shall cause its Affiliates to, recognize or cause to be recognized each Non-Union Employee’s service with the Company as service with Buyer or its Affiliates to the same extent recognized by the Company immediately prior to the Closing, except that such service need not be recognized to the extent such recognition would result in the duplication of benefits for the same period of service. Seller agrees that Seller or its Affiliates (and not the Company or its Affiliates) shall be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulations Section 54.4980B-9.
(d)    The Employees’ coverage under the Retained Benefit Plans shall end as of the Closing Date, or, if later, the applicable coverage cessation date for the Retained Benefit Plan. Seller and its Affiliates (and not the Company and its Affiliates) shall retain all responsibilities for and Liabilities relating to the Retained Benefit Plans.
(e)    The Company shall be entitled to make, retain and provide to the plan sponsor copies of all pension records of Employees and use the information contained therein with respect to relevant pension matters.

(f)    After the Closing Date, Buyer shall cause a tax-qualified defined contribution plan established or designated by Buyer or any of its Affiliates (“Buyer’s 401(k) Plan”) to accept rollover contributions from the Non-Union Employees and Union Employees of any account balances distributed to them by one of Seller’s 401(k) Plans. Buyer and Seller shall, or shall cause their Affiliates to, allow any such Non-Union Employees’ and Union Employees’ outstanding plan loans under Seller’s 401(k) Plan to be rolled into Buyer’s 401(k) Plan within 60 days of the Closing Date. The distribution and rollover described herein are subject to, and shall comply with, all Applicable Laws, and Buyer and Seller shall, or shall cause their respective Affiliates to, take any actions required in connection herewith.
(g)    As of the Closing Date, the Seller or its Affiliates shall take all necessary actions to fully vest the account balances of the Employees in the Seller’s 401(k) Plans and the benefits the Non-Union Employees have accrued in the Seller’s Nonqualified Plans.
(h)    As of the Closing Date, Seller or its Affiliates shall take all necessary actions to terminate the Seller’s Nonqualified Plans with respect to the Employees and payout, as soon as administratively practicable, in a lump sum the benefits the Employees have earned under such plans, all in compliance with the requirements of Section 409A of the Code so that no taxes under Section 409A may be imposed on such Employees.
(i)    As of the Closing, Buyer shall, or shall cause its Affiliates to, subject to the rights of any affected Union Employees regarding representation, (i) continue to recognize the labor organization identified in Schedule 3.12(b) as the collective bargaining agent for such affected Union Employees, and (ii) comply with the terms and conditions of the collective bargaining agreement listed on Schedule 3.12(b) in accordance with the terms and conditions in effect immediately prior to Closing.
(j)    Without limiting the generality of Section 14.9, nothing in this Section 6.6, express or implied, is intended to confer on any Person (including any Non-Union Employees, Union Employees and any current or former employees of the Company, the Seller or their Affiliates, as applicable), other than the parties hereto and their respective successors and assigns, any rights, benefits, remedies, obligations or liabilities (including any third-party beneficiary rights) under or by reason of this Section 6.6. Accordingly, notwithstanding anything to the contrary in this Section 6.6, the parties expressly acknowledge and agree that this Agreement is not intended to create a contract between Buyer, Seller or any of their respective Affiliates, on the one hand, and any Employee of the Company, Seller or their Affiliates on the other hand, and no Employee of the Company, Seller or their Affiliates may rely on this Agreement as the basis for any breach of contract claim against Buyer, Seller or any of their respective Affiliates. Nothing in this Section 6.6 shall constitute an amendment to or modification of any Employee Plan or other compensation or benefit plan, program, policy, agreement or arrangement.
6.7    Access to Business.
(a)    For a period of six (6) years following the Closing Date, Buyer shall, subject to any restrictions imposed from time to time in good faith upon advice of counsel respecting the provision of privileged communications or competitively sensitive information and any applicable confidentiality agreement with any Person, provide Sellers and their authorized representatives with reasonable access (for the purpose of examining and copying at Sellers’ sole cost), during normal business hours and after reasonable advance notice, to books and records and other information and materials in the possession of Buyer or the Company which relates to the Company, or the Business for periods prior to the Closing Date, as may be reasonably requested for tax, financial reporting and any other reasonable business purposes; provided, that such inspection and copying shall be conducted in a manner that will not unreasonably disrupt the normal course of Buyer or the Company’s Businesses. Unless otherwise consented to in writing by Sellers, Buyer shall not, and shall cause the Company not to, for a period of six (6) years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Company or the Business, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to Sellers such books and records or such portions thereof.
(b)    For a period of six (6) years after the Closing Date, the Voting Trustees shall, and shall direct their Representatives to, subject to any restrictions imposed from time to time in good faith upon advice of counsel respecting the provision of privileged communications or competitively sensitive information and any applicable confidentiality agreement with any Person, use their respective commercially reasonable efforts to respond to all reasonable requests by Buyer for information relating to the Voting Trust certificate holders’ beneficial ownership of Shares as of the Closing Date which the Voting Trustees may retain after the Closing Date. Access to such information shall be afforded by the Voting Trustees upon receipt of reasonable advance notice and during normal business hours. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 6.7(b). If the Voting Trustees shall desire to dispose of any of such information prior to the expiration of such six (6) year period, such party shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such information as the other party may select.
6.8    Further Action    . In furtherance (and not in limitation) of the provisions set forth in this Agreement, at all times prior to the Closing, Buyer and Sellers shall use their respective commercially reasonable efforts (except if a higher standard is provided for in this Agreement) to take or cause to be taken all action necessary or desirable in order to consummate the Transaction as promptly as is practicable.
6.9    Notice. Each Party shall promptly notify the other of any Action that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of the Transaction. The Company and Sellers shall promptly notify Buyer, and Buyer shall promptly notify the Company and Sellers, of any Action that may be threatened, brought, asserted or commenced against the other which would have been listed on Schedule 3.16 or would be an exception to Section 3.4 if such Action had arisen prior to the date hereof.
6.10    Tax Matters.
(a)    Transfer Taxes. All transfer, documentary, sales, use, registration, stamp, or other similar Taxes payable by reason of the Transaction or attributable to the sale, transfer or delivery of the Equity Interests under this Agreement will be paid one-half by Sellers and one-half by Buyer when due, and all necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by Buyer (to include Sellers joining such returns where required)

unless Sellers are required to file such Tax Returns under applicable Laws. Each Party shall use its commercially reasonable efforts to minimize the amount of any Transfer Taxes.
(b)    Tax Returns.
(i)    Buyer, at its sole cost and expense, shall cause the Company to prepare and timely file all Tax Returns of the Company (other than, if filed prior to the Closing, the 2018 Tax Return, which shall be filed by the Company) that are due or otherwise to be filed after the Closing Date (“Buyer Prepared Returns”) and to timely pay all Taxes associated with such Tax Returns and all other Taxes otherwise payable by the Company after the Closing Date, provided that Sellers shall reimburse the Company for any Taxes paid with respect to any Pre-Closing Tax Period or Straddle Period to the extent such Taxes paid were not included in the computation of Company Transaction Expenses or Closing Net Working Capital. To the extent that any Buyer Prepared Return is an income Tax Return or shows a Pre-Closing Tax that is due and payable, the Buyer shall provide a copy of such Tax Return to the Sellers at least thirty days (and in the case of non-income Tax returns, ten days) prior to the date of filing and shall incorporate any timely and reasonable comments of the Sellers in the final Tax Return filed.
(ii)    With respect to any Buyer Prepared Return filed for any Pre-Closing Tax Period or Straddle Period, or with respect to any Tax Return of or with respect to the Company for any period ending after the Closing Date, Buyer agrees as follows:
(A)    To prepare and file such Tax Return consistently with practices and procedures and accounting methods of the Company in effect as of, or as applicable prior to, the Closing Date except as otherwise required by Applicable Law.
(B)    That no election shall be made to waive the carry back of any net operating loss or other Tax attribute or Tax credit incurred or realized in a Pre-Closing Tax Period by the Company.
(C)    To the maximum extent possible permitted under applicable law, treat any amount paid or accrued on or before the Closing by the Company or with respect to the transactions contemplated hereby (including all Transaction Tax Deductions) as deductible in a Pre-Closing Tax Period.
(D)    That no election shall be made under Treasury Regulation Section 1.1502-76(b)(2) (or any similar provision of state, local, or non-U.S. law) to ratably allocate items incurred by the Company for the year including the Closing Date.
(E)    To not change the manner that any item is reported on any Tax Return of the Company to the extent it could affect the Taxes of any Seller or any affiliate of any Seller (or any affiliated, combined, consolidated, or unitary Tax group that the Company was a member prior to the Closing Date).
(c)    Accrual for Taxes.

(i)    Buyer agrees that (A) all Tax accruals for purposes of computing the Net Working Capital or otherwise shall be determined consistent with conventions for filing Tax Returns as set forth in this Section 6.10 (including all conventions set forth in Section 6.10(b)(ii)); (B) no such accruals shall include any liability or other reserve for any contingent Taxes or uncertain Tax matters; (C) no such accruals shall include any deferred Tax liabilities or assets; (D) no such accruals shall include any liabilities or other reserve for any Tax for periods beginning on or after the Closing Date (or portion of a Straddle Period beginning on or after the Closing Date) or that result from any transaction engaged in after the Closing Date; (E) no such accruals shall include any liability or other reserve for any Tax resulting from any transaction engaged in by the Company on the Closing Date that is outside of the ordinary course of business or otherwise not contemplated by this Agreement; (F) no such accruals shall include any liability or other reserve for any Tax resulting from an election under Section 338 or Section 336 of the Code (or any similar provision of state, local, or non-US Law) with respect to the Transaction; (G) no such accruals shall include any liability or other reserve for any Tax of any affiliated, combined, consolidated, or unitary Tax group that the Company was a member; and (H) the amount of Net Working Capital (as finally determined) shall be increased for all Tax payments (including estimated) made by, or on behalf of, the Company prior to the Closing Date (either in the form of a decrease in Current Liabilities for Taxes or an increase in Current Assets for Taxes).
(ii)    Buyer and Sellers further agree that to the extent required to determine accruals for Taxes of the Company for the portion of a Straddle Period ending on the Closing Date for purposes of computing the Net Working Capital or otherwise, that it shall use the following conventions:
(A)    In the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount of the Tax accrual attributable to the portion of the Straddle Period ending on the Closing Date shall equal (1) the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period less (2) any Tax payments made with respect to such Taxes on or prior to the Closing Date; provided, however, if as a result of the transactions contemplated by this Agreement, or any transaction occurring after the Closing, the value of any asset is reassessed for purposes of determining the amount of any property or the Company incurs any other Tax, such resulting increase in Tax for such Straddle Period shall be treated as being solely with respect to the portion of the Straddle Period beginning on the date after the Closing Date and not increase the accrual for Tax Liabilities (or decrease the accrual for Tax assets) in the Net Working Capital; and
(B)    In the case of all other Taxes (including income Taxes, sales Taxes, employment Taxes, withholding Taxes), the amount of Tax accrual attributable to the portion of the Straddle Period ending on the Closing Date shall equal (1) the amount of Taxes determined as if the Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending on as of the end of the day on the Closing Date using a “closing of the books methodology” less (2) any Tax payments made with respect to such Taxes on or prior to the Closing Date, provided, however, if as a result of the transactions contemplated by this Agreement, or any transaction occurring after the Closing, the Company incurs any Tax, any resulting Tax for any Straddle Period shall be treated as being solely with respect to the portion of the Straddle Period beginning on the date after the Closing Date and not increase the accrual for Tax liabilities (or decrease the accrual for Tax assets) in the Net Working Capital.
(d)    Tax Refunds. All refunds of Taxes of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) (whether in the form of cash received or a credit or offset against Taxes otherwise payable) to the extent not included in the determination of the Net Working Capital (as finally determined) shall (along with any interest received with respect to such refund from the applicable Governmental Entity) be the property of Sellers and Option Holders. To the extent that Buyer or the Company receives a refund that is the property of Sellers and Option Holders, Buyer shall pay the amount of such refund (and related interest) to the Stockholder Representative for distribution to Sellers and Option Holders as provided in Section 1.6. The amount due to the Stockholder Representative with respect to a refund shall be paid by wire in immediately available funds within ten (10) days of the receipt of the refund from the applicable Governmental Entity (or, if the refund is in the form of a credit or offset, within ten (10) days of the due date of the Tax Return claiming such credit or offset). Buyer shall, and shall cause its Affiliates, to take all actions necessary, or requested by the Stockholder Representative, to timely claim any refunds that will give rise to a payment under this Section 6.10(d). To the extent that the parties need to determine the amount of refunds for Taxes of the Company for a portion of a Straddle Period ending on the Closing Date, such refunds shall equal the amount by which (i) the Taxes payable for the portion of the Straddle Period ending on the Closing Date (as determined consistent with Section 6.10(c)(ii)) (without regard to any payments made prior to the Closing Date) are less than (ii) the amount of payments (whether in form of cash or other credit) that were made by, or on behalf of, the Company on or prior to the Closing Date.
(e)    Tax Proceeding. Sellers (or their designee) shall have the right to conduct and control any audit, examination, litigation or other proceeding with respect to Taxes that involves the Company if the audit, examination, ligation, or other proceedings in any way relates to the Taxes or Tax Returns of the Company prior to the Closing Date or that could otherwise result in any determination that adversely affects the Taxes or Tax Returns of any Seller or any owner, beneficiary, or other affiliate of any Seller (each a “Tax Proceeding”); provided, however, that Sellers will not, without the written consent of Buyer, which consent shall not be unreasonably withheld or delayed, settle or compromise any such Tax Proceeding in a manner that would adversely affect the Tax liability of Buyer or the Company for a Tax period other than a Pre-Closing Tax Period without the prior written consent of Buyer. Buyer shall have the right (but not the duty) to participate in the defense of such Tax Proceeding and to employ counsel, solely at its own expense, separate from the counsel employed by Sellers. Sellers shall keep Buyer informed with respect to the commencement, status and nature of any such Tax Proceeding and shall, in good faith, allow Buyer to consult with Sellers regarding the conduct of or positions taken in any such Tax Proceedings. Notwithstanding any other provision herein, Buyer agrees to cooperate with Sellers to the extent reasonably requested by Sellers in the conduct and control of any Tax Proceeding, and to cooperate with Sellers, to the extent reasonably requested by Sellers, in connection with the acquisition by Sellers (or any of their beneficiaries, owners, or other affiliates) of any financial indemnification or insurance with respect to any adverse Tax consequences that could result from any Tax Proceeding (or any other audit, investigation, litigation, or proceeding).

(f)    Tax Elections. Buyer and Sellers agree that the Transaction is structured as a stock acquisition and the Transaction is not intended to give rise to an increase in the tax basis of the assets of the Company and based on such intent, Buyer shall not make an election under Sections 338 or 336 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to the Transaction. In the event that the tax basis of the Company’s assets that were acquired by the Buyer shall be increased above the tax basis of such assets as identified in Schedule 6.10(f) attached hereto as a result of a final, non-appealable Internal Revenue Service assessment in a Tax Proceeding relating to the Reorganization that is finally resolved, the Buyer agrees to pay to the Stockholder Representative, for distribution to the Sellers as additional consideration, an amount calculated in accordance with Schedule 6.10(f) attached hereto; provided, however, that no amount shall be payable to the Sellers under this Section 6.10(f) until the Buyer has received from the Stockholder Representative written documentation reasonably satisfactory to the Buyer establishing that any and all Tax Liability relating to such Tax Proceeding and the Reorganization has been fully and finally paid to the applicable Governmental Entity by or on behalf of The Dispatch Printing Company, whether such Tax Liability is paid in whole or in part with proceeds from the Tax Insurance Policy.
6.11    Title Insurance; Survey. Buyer may obtain, at its sole option and expense, and The Company shall grant Buyer access (subject to the terms of any lease or consent of any lessor of the Leased Real Property) to obtain (a) commitments for owner’s and lender’s title insurance policies on the Owned Real Property and commitments for leasehold and lender’s title insurance policies for all Leased Real Property (collectively the “Title Commitments”), (b) an ALTA survey on each parcel of Real Property (the “Surveys”), and (c) a Preliminary Zoning Report on the Owned Real Property (“PZR”); provided, however, that the Company shall provide Buyer with the most recent (if any) Title Commitments, Surveys and PZRs in their possession and control. The Title Commitments will evidence a commitment to issue an ALTA title insurance policy insuring good, marketable and indefeasible fee simple title to each parcel of the Owned Real Property contemplated above for such amount as Buyer directs. Sellers shall reasonably cooperate with Buyer in obtaining such Title Commitments and Surveys (including by providing a customary seller’s affidavit and gap indemnity for each Owned Real Property to Buyer’s title company solely to the extent consistent with this Agreement), provided that Sellers shall not be required to incur any cost, expense or additional liability in connection therewith. If the Title Commitments or Surveys reveal any Lien on the title, other than Permitted Liens, Buyer may notify the Stockholder Representative in writing of such objectionable matter as soon as Buyer determines that such matter is not a Permitted Lien and in any event no later than fifteen (15) Business Days prior to the anticipated Closing Date, and the Company shall use commercially reasonable efforts to remove such objectionable matter as required pursuant to the terms of this Agreement. In the event the Title Company amends or updates the Title Commitments based on such objectionable matters, Buyer may furnish to the Stockholder Representative a written statement of any objections to any matter first raised in the updated Title Commitments, other than Permitted Liens, and the Company shall use commercially reasonable efforts to remove such objectionable matter. Notwithstanding the foregoing, it is expressly understood and agreed that the Company’s and Sellers’ obligations pursuant to this Section 6.11 are not conditions to Closing and any failure by the Company to remove any such objectionable matter shall not delay the Closing.
6.12    Buyer Access and Investigation. Until the Closing, the Company and its Subsidiary will permit Buyer and Buyer’s Representatives to have access to the Company’s and its Subsidiary’s

Employees with the title of General Manager or above (and, with the consent of such Employee with the title of General Manager or above, such Employee’s direct reports), assets, and properties, and all relevant, non-privileged books, records, and documents of, or relating to, the Business, operations, and assets of the Company and its Subsidiary, during normal business hours upon at least two (2) Business Days’ prior notice, and will furnish to Buyer’s Representatives such information, financial records, Permits and other documents relating to the Company and its Subsidiary and its Business, operations, and assets as Buyer’s Representatives may reasonably request; provided, however, that the Company shall not be required to violate any obligation of confidentiality or other obligation under Applicable Law to which it is subject in discharging its obligations pursuant to this Section 6.12. Buyer agrees that any such investigation shall be conducted in such a manner not to interfere unreasonably with the operations of the Company. Notwithstanding the foregoing, the Company shall not be required to (a) take any action which could constitute a waiver of attorney-client or other privilege or would compromise the confidential information of the Company not related to the Business or (b) supply Buyer with any information which, in the reasonable judgment of the Company or the Sellers, as applicable, is under a contractual or legal obligation not to supply. Buyer shall have the right to contact, with the prior written consent of either Michael J. Fiorile or Bradley L. Campbell, any Employee to discuss compensation, employee benefits and other terms and conditions of employment after the Closing Date, and to make offers of employment contingent upon consummation of the Transaction.
6.13    Release and Discharge of Intercompany Liabilities. Effective upon completion of the Closing, each Seller, on behalf of itself and its Affiliates (other than the Company and its Subsidiary), shall release and discharge any intercompany liabilities of the Company and its Subsidiary to Sellers and their Affiliates and agrees that neither Sellers nor any of their Affiliates shall assert any claim or otherwise seek payment in respect of such intercompany liabilities.
6.14    Sellers’ Release and Waiver of Claims.
(a)    Effective as of the Closing Date, each Seller, on behalf of itself and its Affiliates, successors, assigns, heirs, administrators, and any and all Persons having any right or claim through, under or by reason of its relationship with the Seller (collectively, the “Seller Related Persons”) hereby absolutely, irrevocably and unconditionally, waives, remises, acquits, releases and discharges, fully, finally and forever: (i) the Company and the Subsidiary and their respective agents, representatives, directors, officers, managers, members, stockholders and employees and (ii) the respective estates, legal and personal representatives, executors, administrators, heirs, successors and assigns of the Persons referred to in the preceding clause (a)(i) (collectively, the “Released Parties”) from any and all claims, demands, rights, actions, causes of action, suits, proceedings, orders, remedies, costs, losses, compensation, penalties, set off or similar rights, obligations, damages and liabilities of whatsoever kind or character arising as a result of any event or condition, or action or inaction of the Released Parties, from the beginning of time until the Closing, whether known or unknown, absolute or contingent, both at law and in equity, which such Seller Related Person ever had, now has, or ever may have, against any Released Party, solely in such Person’s capacity as a stockholder of the Company (as to each Seller Related Person, such Seller Related Person’s “Seller Related Person Claims”), including: (A) in any Seller Related Person’s capacity as a direct or indirect securityholder of the Company prior to the Closing, (B) any rights of first refusal, preemptive rights, co-sale rights or other corporate rights or rights or ownership pursuant to or under the Organizational Documents of the Company or any contract between any Seller Related Person and the Company or an Affiliate thereof, and (C) any and all claims and rights with respect to the cancellation and treatment of Company Options as provided in this Agreement, the calculation of any Option Payment by the Company, the payment of any dividend or other distribution by the Company, the calculation of such Seller’s Per Share Payment by the Company, and the calculation of any bonus awards established by the Company; provided, however, that Seller Related Person Claims shall not include, and the Sellers specifically reserve all of their respective rights related to, (i) any right of a Seller contained in this Agreement or in any Transaction Document, (ii) any claim that may not be waived under any Applicable Law, (iii) claims covered by the directors’ and officers’ liability insurance “tail policy”, and (iv) any claims relating to unpaid compensation or benefits to an employee of Seller in the ordinary course of business with respect to the payroll period that includes the Closing Date, (the claims described in the preceding clauses (i) through (iv), collectively, “Retained Claims”). If any Seller Related Person has any Seller Related Person Claims, other than Retained Claims, whether known or unknown, against the Company or any other Released Party arising out of any event occurring or state of facts existing on or prior to the Closing Date, all such Seller Related Person Claims, other than Retained Claims, whether or not assigned to any third party, and all rights or other interest in such Seller Related Person Claims, other than Retained Claims, are hereby released, discharged and waived. For the avoidance of doubt, nothing herein shall prohibit or restrict claims for contribution, indemnification, subrogation or otherwise, among and between the Sellers.
(b)    No Seller has filed, and or will file or permit to be filed, and hereby covenants on behalf of itself and its Seller Related Persons not to file, any suit, action, arbitration, demand, claim or proceeding against any Released Party with any Governmental Entity or otherwise, in relation to any matter released or purported to be released hereunder, excluding for the avoidance of doubt, Retained Claims. No Seller has assigned or will assign any Seller Related Person Claim, other than Retained Claims, and has not authorized, and will not authorize, any other Person to assert any Seller Related Person Claim, other than Retained Claims, on its or their behalf.
(c)    Each Seller expressly acknowledges that the release provided under this Section 6.14 is intended to include in its effect all claims within the scope of this release that Seller does not know or suspect, or should have known or suspected or had reason to know or suspect to exist in such Seller’s favor at the time of execution hereof, and that this release contemplates the extinguishment of any such claim or claims, with the exception of Retained Claims.
(d)    Each Seller is aware that statutes exist that render null and void or otherwise affect or may affect releases and discharges of any claims, rights, demands, liabilities, actions and causes of action that are unknown to the releasing or discharging party at the time of execution of the release and discharge. Each Seller, for itself and its Seller Related Persons, hereby expressly waives, surrenders and agrees to forego any and all protections, rights or benefits to which Seller otherwise would be entitled by virtue of the existence of any such statute or the common law of any state, province or jurisdiction with the same or similar effect in connection with the release set forth in Section 6.14(a). Further, it is understood and agreed that the facts in respect of which the release provided under this Section 6.14 is given may turn out to be other than or different from the facts in that respect now known or believed by such Seller to be true; and with such understanding and agreement, each Seller expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the Closing Date, and agrees that this release shall be in all respects effective and shall not be subject to termination or rescission by reason of any such difference in facts.
6.15    Acquired Company Financial Statements. Sellers shall use their commercially reasonable efforts to cause the officers, employees and outside auditor (at Buyer’s expense) of their Affiliates to provide such reasonable assistance as may be requested by Buyer in connection with Buyer’s preparation and filing within seventy-four (74) calendar days following the Closing Date of such annual audited and interim unaudited financial statements of the Company on a combined basis as may be required pursuant to Rule 3-05 of Regulation S-X.
6.16    Insurance.
(a)    Buyer acknowledges and agrees that all insurance coverage for the Company and its Subsidiary under policies of The Dispatch Printing Company shall terminate as of the Closing and no claims may be brought thereunder by the Company and its Subsidiary from and after the Closing for losses that occur on or after the Closing; provided, however, that the Company and its Subsidiary may bring claims under such policies that are (i) occurrence based policies for losses that occur prior to the Closing; and (ii) claims made policies for losses that occur prior to the Closing to the extent The Dispatch Printing Company shall have received written notice of claims relating to such losses on or before the Closing Date. Claims under such insurance policies, shall be subject to the terms, conditions and exclusions of such insurance policies, including but not limited to any limits on the scope or amount of coverage, any deductibles or self-insured retentions and shall be subject to the following additional conditions: (a) the Company and its Subsidiary shall notify the Stockholder Representative, as promptly as practicable, of any claim made by the Company and its Subsidiary; (b) all such claims shall be at the Company’s and its Subsidiary’s sole cost and expense (including any applicable deductibles or self-insured retentions in connection with such claims); and (c) this Section 6.16 shall not be considered as an attempted assignment of any policy of insurance. Subject to the reimbursement of any reasonable costs and expenses incurred by The Dispatch Printing Company, following the Closing, Sellers shall and shall cause their Affiliates to reasonably cooperate with Buyer and the Company and it Subsidiary in submitting any claims on behalf of the Company and its Subsidiary. In no event shall Sellers or The Dispatch Printing Company have any liability or obligation whatsoever to Buyer, the Company and its Subsidiary under this Section 6.16 in the event that any insurance policy does not pay any sum claimed thereunder by the Buyer, the Company and its Subsidiary; provided however that nothing in this Section 6.16 shall otherwise limit the right of any Buyer Indemnified Parties to be indemnified with respect to any uninsured claim or the uninsured portion of any underinsured claim pursuant to ARTICLE 10.
(b)    From and after the Closing, Buyer agrees to reimburse to The Dispatch Printing Company one-half of the retention amount with respect to any defense costs incurred under the Tax Insurance Policy.
6.17    Option Cancellation Agreements. The Sellers shall use their commercially reasonable efforts to cause each Option Holder to sign an Option Cancellation Agreement, in substantially the form attached as Exhibit C, and deliver copies of the signed agreements to Buyer at Closing.
6.18    Additional Transfers. The Sellers shall use their commercially reasonable efforts to direct The Dispatch Printing Company to transfer to the Company its rights with respect to certain sports venues and tickets used in the operation of the Business by the Company set forth on Schedule 6.18 attached hereto, subject to the applicable terms and conditions of the arrangements under which such rights are granted.
ARTICLE 7
SELLERS’ CLOSING CONDITIONS
The obligation of Sellers to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Sellers, other than the Governmental Consents, which cannot be waived):
7.1    Representations and Covenants.
(a)    All representations and warranties of Buyer contained in this Agreement shall be true and correct at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of the representations and warranties of Buyer contained in this Agreement to be so true and correct at and as of the Closing (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or Buyer’s ability to consummate the Transaction; provided, that for purposes of this Section 7.1, all materiality or similar qualifiers within such representations and warranties shall be disregarded.
(b)    The covenants and agreements that by their terms are to be complied with and performed by Buyer at or prior to the Closing shall have been complied with or performed by Buyer in all material respects.
(c)    Sellers shall have received a certificate dated as of the Closing Date from Buyer executed by an authorized officer of Buyer to the effect that the conditions set forth in Sections 7.1(a) and 7.1(b) have been satisfied.
7.2    Proceedings. No Seller, nor the Company, nor Buyer shall be subject to any court or Governmental Order or injunction, which remains in effect, prohibiting or making illegal the consummation of the Transaction.
7.3    FCC Authorization. The FCC Consent shall have been granted and shall be in full force and effect.
7.4    Hart-Scott-Rodino. The HSR Clearance shall have been obtained.

7.5    Cross Conditions. The closing conditions set forth in the Stock Purchase Agreement of WBNS TV, Inc. and the Agreement and Plan of Merger of RadiOhio Incorporated, dated of even date herewith by and among Buyer and the certain other parties thereto, have been met and the Transaction shall be consummated simultaneously with the consummation of the transaction which is the subject of such agreement.
ARTICLE 8
BUYER’S CLOSING CONDITIONS
The obligation of Buyer to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Buyer, other than the Governmental Consents, which cannot be waived):
8.1    Representations and Covenants.
(a)    The representations and warranties of Sellers and the Company contained in this Agreement shall be true and correct at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of the representations and warranties of Sellers and the Company contained in this Agreement to be so true and correct at and as of the Closing (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) has not had a Material Adverse Effect; provided, that for purposes of this Section 8.1, all Material Adverse Effect, materiality or similar qualifiers within such representations and warranties (other than in Section 3.17 and Section 3.18) shall be disregarded.
(b)    The covenants and agreements that by their terms are to be complied with and performed by Sellers at or prior to Closing shall have been complied with or performed by Sellers in all material respects.
(c)    Buyer shall have received a certificate dated as of the Closing Date from the Company executed by an authorized officer of the Company to the effect that the conditions set forth in Sections 8.1(a) and 8.1(b) have been satisfied.
8.2    Proceedings. Neither any Seller, nor the Company, nor Buyer shall be subject to any court or Governmental Order or injunction, which remains in effect, prohibiting or making illegal the consummation of the Transaction.
8.3    FCC Authorization. The FCC Consent shall have been granted and shall be in full force and effect.
8.4    Hart-Scott-Rodino. The HSR Clearance shall have been obtained.
8.5    Cross Conditions. The closing conditions set forth in the Stock Purchase Agreement of WBNS TV, Inc. and the Agreement and Plan of Merger of RadiOhio Incorporated, dated of even date herewith by and among Buyer and the certain other parties thereto, have been met and the Transaction shall be consummated simultaneously with the consummation of the transaction which is the subject of such agreement.

8.6    Consents. The Company shall have received, and shall have delivered to Buyer, the consent to transfer each of the agreements listed on Schedule 3.9(a)(iv) (the “Required Consents”).
8.7    Release, Assumption and Indemnification Agreement. The Company shall have delivered to the Buyer the fully executed Release, Assumption and Indemnification Agreement.
8.8    Tax Insurance. Buyer shall have received evidence, reasonably satisfactory to Buyer, that the Tax Insurance Policy bound on the date of this Agreement remains in full force and effect and that, effective at the Closing, all conditions to the issuance of the final, executed Tax Insurance Policy have been satisfied.
ARTICLE 9
CLOSING DELIVERIES
9.1    Seller Documents. At Closing, Sellers shall deliver or cause to be delivered to Buyer:
(a)    certified copies of all resolutions necessary to authorize the execution, delivery and performance of this Agreement by Sellers and the Company, including the consummation of the Transaction;
(b)    the certificate described in Section 7.1(c);
(c)    original share certificates representing the Equity Interests (or in the case of lost share certificates, affidavits of loss, including customary indemnification provisions), duly endorsed in blank for transfer, or accompanied by irrevocable stock powers duly executed in blank;
(d)    a statement from the Company meeting the requirements of Treasury Regulation sections 1.897-2(h) and 1.1445-3(c)(3) to the effect that the stock in the Company does not constitute a “United States real property interest” under Section 897(c) of the Code, provided that the sole remedy for Buyer if such a statement is not provided is to withhold the required Taxes as provided under Section 1445 of the Code from any Seller which is unable to provide a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b)(2);
(e)    resignations of each officer and director of the Company from their positions as officer or director, as applicable, effective as of the Closing;
(f)    a copy of the Escrow Agreement, duly executed by the Stockholder Representative and the Company;
(g)    copies of the Organizational Documents of the Company and Sellers that are level entities, certified by the Secretary of State hereof;
(h)    a Form W-9 properly completed and duly executed by the Stockholder Representative;

(i)    an opinion of counsel to the Voting Trust addressed to the Buyer in substantially the form attached as Exhibit B;
(j)    a copy of the Transition Services Agreement, duly executed by The Dispatch Printing Company; and
(k)    such other documents and instruments as Buyer has determined to be reasonably necessary to consummate the Transaction.
9.2    Buyer Documents. At Closing, Buyer shall deliver or cause to be delivered to Sellers (unless otherwise specified herein):
(a)    the Estimated Purchase Price and other amounts required to be paid in accordance with Section 1.2 hereof;
(b)    certified copies of all corporate or other resolutions necessary to authorize the execution, delivery and performance of this Agreement and all other Transaction Documents by Buyer, including the consummation of the Transaction;
(c)    a copy of the Escrow Agreement, duly executed by Buyer;
(d)    a copy of the Transition Services Agreement, duly executed by Buyer; and
(e)    the certificate described in Section 8.1(c).
ARTICLE 10
INDEMNIFICATION
10.1    Indemnification by Sellers. Subject to the other terms and conditions of this ARTICLE 10 and the terms and conditions set forth in ARTICLE 13, Sellers, severally and not jointly (pro rata in accordance with the portion of the Purchase Price received by each Seller), shall indemnify, defend, reimburse and hold harmless Buyer, its Affiliates, successors and assigns and the respective officers, directors, employees, attorneys, agents and stockholders of the foregoing (the “Buyer Indemnified Parties”) from and against any and all Losses incurred or sustained by, or imposed upon, such Buyer Indemnified Party based upon, arising out of, with respect to, relating to or by reason of:
(a)    any inaccuracy in or breach of any of the representations or warranties of Sellers contained in ARTICLE 2 hereunder or the Company in ARTICLE 3, provided that no Seller shall have any obligation hereunder with respect to any inaccuracy in or breach of any of the representations and warranties of any other Seller;
(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers pursuant to this Agreement;
(c)    any Company Transaction Expenses or Indebtedness outstanding as of the Closing to the extent not paid or satisfied by the Company or Sellers at or prior to the Closing;

(d)    any Taxes for the Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period) to the extent not included in the computation of Company Transaction Expenses or Closing Net Working Capital (collectively, “Pre-Closing Taxes”), to the extent that such Taxes have not been reimbursed under a claim made under the R&W Insurance Policy; or
(e)    any of the matters set forth on Section 10.1(e) of the Buyer Disclosure Schedule.
Any claims arising out of clauses (b), (c), (d), or (e) of this Section 10.1 are referred to herein as “Excluded Claims.”
For purposes of this ARTICLE 10, “Sellers” shall refer to (i) all of the Sellers named herein except for the Voting Trustees, and (ii) the Voting Trust certificate holders named on Schedule 2.2(b).
10.2    Indemnification by Buyer. Subject to the other terms and conditions of this ARTICLE 10 and the terms and conditions set forth in ARTICLE 13, Buyer shall indemnify, defend, reimburse and hold harmless Sellers and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred or sustained by, or imposed upon, any Seller Indemnified Party based upon, arising out of, with respect to, relating to or by reason of:
(a)    any inaccuracy in or breach of any of the representations or warranties of Buyer contained in ARTICLE 4; or
(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.
10.3    Certain Limitations. The Party making a claim under this Section 10.3 is referred to as the “Indemnified Party”, and the Party against whom such claims are asserted under this Section 10.3 is referred to as the “Indemnifying Party.” The indemnification provided for in Section 10.1 and Section 10.2 shall be subject to the following limitations:
(a)    Sellers shall not be liable to the Buyer Indemnified Parties for indemnification under Section 10.1(a) with respect to breaches of representations and warranties until the aggregate amount of all Losses that would be payable pursuant to such claim exceeds one million two hundred seventy-five thousand dollars ($1,275,000) (the “Deductible”), in which event Sellers shall be required to pay or be liable for Losses in excess thereof; provided, however, that the aggregate amount of all Losses for which Sellers shall be liable under Section 10.1(a) for breaches of representations and warranties shall not exceed an amount equal to one million two hundred seventy-five thousand dollars ($1,275,000) (the “Indemnity Cap”) and, absent Fraud, Buyer shall only have recourse to Sellers for any such breaches up to the Indemnity Cap. Notwithstanding anything to the contrary in this Agreement, the Deductible and Indemnity Cap shall not affect or otherwise limit any claim made or available under the R&W Insurance Policy.
(b)    For the avoidance of doubt, any Losses suffered by the Buyer Indemnified Parties from any and all Excluded Claims shall not be subject to the Deductible or the Indemnity Cap; provided, notwithstanding anything to the contrary set forth in this Agreement, the aggregate amount that shall be payable by Sellers for Excluded Claims shall in no event exceed ten percent (10%) of the Purchase Price less any amounts paid from the Escrow Amount; and, provided further, that in no event shall any Voting Trust certificate holder be liable or responsible for indemnification claims under this Agreement in an amount in excess of the portion of the Purchase Price received by such Voting Trust certificate holder.
(c)    Payments by an Indemnifying Party pursuant to Section 10.1 or Section 10.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds (if applicable) and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of any such claim (netted against costs or expenses incurred by the Indemnified Party in connection with such recovery), provided that this Section 10.3(c) shall not apply to the R&W Insurance Policy except to the extent that the amount of insurance proceeds received by the Buyer (netted against costs or expenses incurred by the Indemnified Party in connection with such recovery) are in excess of the retention amount. The Indemnified Party shall use its commercially reasonable efforts to recover under any such insurance policies, for any Losses; provided, however no Indemnified Party shall be required to commence or engage in litigation or initiate any other Action against any insurance carrier.
(d)    Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to mitigate the breach that gives rise to such Loss.
(e)    The amount of any indemnity provided under this ARTICLE 10, other than indemnity with respect to claims which are not subjected to the Deductible or the Indemnity Cap, shall be reduced (but not below zero) by the amount of any actual net reduction in cash payments for Taxes realized by the Indemnified Parties as a result of the Losses giving rise to such indemnity claim.
(f)    Notwithstanding anything to the contrary in this Agreement, the Sellers shall not have any liability for any otherwise indemnifiable Loss to the extent that the matter giving rise to such Loss had been reserved for in the Company Financial Statements or the Closing Statement or the Buyer Indemnified Parties have been otherwise compensated through an adjustment to the Estimated Purchase Price pursuant to Section 1.4.
(g)    For the purposes of determining the amount of any Losses suffered by any Buyer Indemnified Parties, the representations, warranties and covenants of Sellers and the Company set forth in this Agreement shall be considered without regard to any materiality or Material Adverse Effect qualification therein.
(h)    Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Agreement for any punitive or exemplary damages, any multiple, consequential, special or indirect damages, and any damages for loss of future profits, revenue or income, damages based on any multiple of revenue or income, loss from diminution in value, or loss of business reputation or opportunity or statutory damages relating to the breach, except to the extent such damages are actually awarded to a third Person.

(i)    In addition to the other limitations contained in this Agreement, the Sellers obligation for Pre-Closing Taxes shall not include any Taxes (and related Losses) to the extent arising from or relating to the Reorganization.
10.4    Escrow; R&W Insurance Policy; Manner of Payment.
(a)    Any Losses for which any Buyer Indemnified Party is entitled to indemnification pursuant to clause (a) of Section 10.1 shall be satisfied: (i) first, from the Escrow Amount pursuant to Section 10.3(a) and the Escrow Agreement in an amount not to exceed the Indemnity Cap, and (ii) second, from the R&W Insurance Policy.
(b)    Subject to Section 10.3(b), to the extent there exists a breach of a representation or warranty by any Seller or the Company in respect of an Excluded Claim which is not excluded from coverage under the R&W Insurance Policy for any reason, Buyer and the other Buyer Indemnified Parties must in each case first assert claims for indemnification under the R&W Insurance Policy prior to asserting such claims against any Seller pursuant to this Agreement, except to the extent necessary to preserve a claim for indemnification which is set to expire in accordance with ARTICLE 13 prior to the resolution of the claim under the R&W Insurance Policy; provided that the Sellers shall remain liable for their portion of any retention in connection with such claims in accordance with the terms of this Agreement, their liability shall not be limited to the remaining policy amount (if any) available under the R&W Insurance Policy, and any recovery shall be subject to all of the applicable terms, conditions and exclusions of such R&W Insurance Policy.
(c)    Subject to Section 10.3(b), following the exhaustion of the R&W Insurance Policy, Sellers shall be liable for all Excluded Claims.
(d)    Sellers shall use commercially reasonable efforts to assist and cooperate with Buyer in connection with any claim by the Buyer Indemnified Parties under, or recovery by the Buyer Indemnified Parties with respect to, the R&W Insurance Policy.
(e)    Nothing in this ARTICLE 10 shall apply to or any way limit any rights of Buyer in respect of the R&W Insurance Policy.
(f)    Notwithstanding anything to the contrary in this Agreement, the procedures relating to a Tax Proceeding shall be governed exclusively by Section 6.10(e) (and not this Section 10.4).
10.5    Indemnification Procedures.
(a)    If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof (which if the Indemnified Party is a Buyer Indemnified Party, such Buyer Indemnified Party is only required to send such notice to Sellers or otherwise comply with this Section 10.5 if such Buyer Indemnified Party is seeking recourse directly against Sellers). The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced thereby. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, no later than thirty (30) days after receipt of written notice of the Third-Party Claim, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. Notwithstanding the foregoing, the Indemnifying Party will not be entitled to control, and the Indemnified Party will be entitled to have control over, the defense or settlement of any Third-Party Claim if (i) the Third-Party Claim involves a criminal proceeding, action, indictment, allegation or investigation, (ii) if the Third-Party Claim seeks injunctive or non-monetary equitable relief, (iii) (A) the assumption of the defense by the Indemnifying Party is reasonably likely to cause a Buyer Indemnified Party to lose coverage under the R&W Insurance Policy, or (B) a Buyer Indemnified Party or the insurer is required to assume the defense of such Third-Party Claim pursuant to the R&W Insurance Policy, (iv) if the applicable claimant in the Third-Party Claim is a Governmental Entity, (v) the Third-Party Claim seeks money damages, in the case of indemnification of a Buyer Indemnified Party, reasonably likely to be adjudicated in excess of the Indemnity Cap, and (vi) a conflict of interest arises that, under applicable principles of legal ethics, in the reasonable judgment of counsel to the Indemnified Party, would prohibit a single counsel from representing both the Indemnifying Party and the Indemnified Party in connection with the defense of such Third-Party Claim. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 10.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof; provided, however that the fees and expenses of such counsel shall be borne by the Indemnifying Party, if based on the reasonable opinion of counsel to the Indemnified Party, an actual conflict exists between the Indemnified Party and the Indemnifying Party in connection with such Third-Party Claim. If the Indemnifying Party is not entitled to or elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 10.5(b), pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.
(b)    Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 10.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to this Section 10.5, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).
(c)    Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced thereby. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30) day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to Seller’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted responsibility for the Losses set forth in such notice and will have no further right to contest the validity of such notice.
(d)    For the avoidance of doubt, if and to the extent that Buyer makes a claim solely against the R&W Insurance Policy and not against Sellers, the procedures set forth in this Section 10.5 shall not apply. Further, Sellers agree and acknowledge that Buyer or any other Buyer Indemnified Parties may provide a notice of Direct Claim or notice of a Third-Party Claim pursuant to this Section 10.5 and concurrently therewith against the R&W Insurance Policy, for purposes of satisfying the retention or similar thresholds under the R&W Insurance Policy, and submission of any such claims thereunder shall in no way limit the Buyer Indemnified Parties’ right to indemnification against Sellers pursuant to, and subject to the terms of, the other provisions of this ARTICLE 10.

10.6    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.
10.7    Exclusive Remedies. Other than causes of action arising from Fraud, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE 10 (other than recoveries pursuant to the R&W Insurance Policy, the Tax Insurance Policy or the Release, Assumption and Indemnification Agreement). Notwithstanding the foregoing, this Section 10.7 shall not (i) interfere with or impede the operation of the provisions of Section 1.4 providing for the resolution of certain disputes in accordance with the procedures set forth therein, (ii) interfere with or impede the operation of the provisions of Section 6.10(e) related to Taxes, or (iii) limit the rights of the parties to injunctive relief and specific performance in accordance with Section 11.4.
10.8    No Right of Subrogation. Sellers, individually and on behalf of their Affiliates, hereby release and forever discharge any right of subrogation or other right, claim or cause of action any Seller may have against the Company, its Subsidiary and their respective officers, managers, directors, members of any applicable governing body, securityholders, Affiliates, employees, advisors, representatives and agents and their respective heirs, beneficiaries, successors and assigns arising out of relating to any indemnification or other claim made against Sellers pursuant to or in connection with this Agreement.
ARTICLE 11
TERMINATION AND REMEDIES
11.1    Termination. This Agreement may be terminated prior to the Closing as follows:
(a)    by mutual written agreement of Buyer and Sellers;
(b)    by written notice of Buyer to Sellers if (i) Buyer is not in material breach of its obligations under this Agreement, (ii) Sellers breach their representations or warranties, or default in the performance of their covenants, contained in this Agreement, and (iii) all such Seller breaches and defaults that are not cured within the Cure Period (as defined in Section 11.2), if any, would prevent the conditions to the obligations of Buyer set forth in Section 8.1 from being satisfied;
(c)    by written notice of Sellers to Buyer if (i) Sellers are not in material breach of their obligations under this Agreement, (ii) Buyer breaches its representations or warranties, or defaults in the performance of its covenants, contained in this Agreement, and (iii) all such breaches and defaults by Buyer that are not cured within the Cure Period, if any, would prevent the conditions to the obligations of Sellers set forth in Section 7.1 from being satisfied;
(d)    by written notice of Buyer to Sellers, or by Sellers to Buyer, if the Closing does not occur by June 10, 2020, (the “Outside Date”); provided; however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any Party whose breach or failure to comply with any provision of this Agreement has been the cause of, or resulted in, the Closing not having occurred by the Outside Date; or
(e)    by Sellers or Buyer, by written notice to the other if a Governmental Entity of competent jurisdiction has issued an Governmental Order or any other action permanently enjoining or otherwise prohibiting the consummation of the Transaction, and such Governmental Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any Party whose breach or failure to comply with any provision of this Agreement has been the cause of, or resulted in, such Governmental Order or other action.
11.2    Cure Period. Buyer, on the one hand, or Sellers, on the other hand, as the case may be, shall give the other prompt written notice upon learning of any breach or default by the other Party under this Agreement, and such notice shall include a description of the breach. The term “Cure Period” as used herein means a period commencing on the date Buyer or Sellers receive from the other written notice of breach or default hereunder and continuing until the earlier of (a) thirty (30) calendar days thereafter, or (b) five (5) Business Days after the date otherwise scheduled for Closing; provided, however, that if the breach or default is non-monetary and cannot reasonably be cured within such period but can be cured before the date five (5) Business Days after the scheduled Closing Date, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the date that is five (5) Business Days after the date otherwise scheduled for Closing.
11.3    Termination and Survival. In the event of the termination of this Agreement in accordance with Section 11.1, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 11.1(a)) and all further obligations of the Parties under this Agreement (other than the provisions of this Section 11.3 and Section 6.1 (Confidentiality), Section 6.2(a) (Announcements), Section 12.1 (Authorization of Stockholder Representative), Section 14.2 (Expenses), Section 14.5 (Notices), Section 14.7 (Entire Agreement), Section 14.9 (Third-Party Beneficiaries), Section 14.10 (Governing Law; Consent to Jurisdiction; Waiver of Jury Trial), Section 14.11 (Neutral Construction), Section 14.12 (Counterparts) and Section 14.13 (Interpretation) which shall remain in full force and effect and survive any termination of this Agreement) shall be terminated without further liability of any Party; provided that nothing herein shall relieve any Party from liability for any breach of this Agreement existing prior to such termination.
11.4    Specific Performance. The Parties hereto acknowledge and agree that the Parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party hereto could not be adequately compensated by monetary damages alone and that the Parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party hereto may be entitled, at law or in equity (including monetary damages), prior to the termination of this Agreement pursuant to Section 11.1, such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. Without limiting the generality of the foregoing, the Parties hereto agree that the Party seeking specific performance shall be entitled to enforce specifically (a) a Party’s obligations under Section 5.1, and (b) a Party’s obligation to consummate the Transaction (including the obligation to consummate the Closing and to pay the Purchase Price, if applicable), if the conditions set forth in ARTICLE 7 or ARTICLE 8, as applicable, have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or are unsatisfied as a result of breach of the representations and warranties or default in the performance of the covenants and agreements contained in this Agreement of the Party against whom specific performance is sought) or waived. In addition to the foregoing, the prevailing Party under this Agreement shall be entitled to prompt payment on demand from the other Party of the reasonable attorneys’ fees and costs incurred by the prevailing Party.
ARTICLE 12
STOCKHOLDER REPRESENTATIVE
12.1    Authorization of Stockholder Representative    .
(a)    From and after the Closing, by virtue of the Company’s entry into this Agreement and without further action of the Stockholders, Michael J. Fiorile is hereby irrevocably appointed, authorized and empowered to act as a representative of the Stockholders, and the exclusive agent and attorney-in-fact to act on behalf of the Stockholders, in connection with the transactions contemplated hereby, which shall include the power and authority:
(i)    to execute and deliver the Transaction Documents, and to agree to such amendments or modifications thereto as the Stockholder Representative, in his sole discretion, determines to be necessary or desirable;
(ii)    to execute and deliver such amendments, waivers and consents in connection with this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby as the Stockholder Representative, in his sole discretion, determines to be necessary or desirable;
(iii)    to enforce and protect the rights and interests of the Stockholders and the Stockholder Representative under this Agreement, the Transaction Documents or any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby, including (A) asserting or pursuing any claim or instituting any action, proceeding or investigation against Buyer, (B) investigating, defending, contesting or litigating any claim or Action initiated by Buyer, and (C) negotiating, settling or compromising any claim or Action by or against Buyer, including, in each case, any claim or Action relating to the Purchase Price adjustment under Section 1.4 or any actual or potential indemnity claim under ARTICLE 10 provided that, for the avoidance of doubt, the Stockholder Representative shall not have any obligation to take any such action, and shall not have any liability for any failure to take any such action; and

(iv)    to make, execute, acknowledge and deliver all such other agreements, documents, instruments or certificates, and, in general, to do any and all things and to take any and all other actions that the Stockholder Representative, in his sole and absolute discretion, determines to be necessary or desirable in connection with or to carry out the transactions contemplated by this Agreement, the Transaction Documents and any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby.
(b)    In connection with this Agreement, the Transaction Documents and any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby, and in exercising or not exercising any or all of the powers conferred upon the Stockholder Representative hereunder, (i) the Stockholder Representative shall incur no responsibility or liability whatsoever to any Stockholder by reason of any error in judgment or other action or omission, other than liability directly resulting from the willful misconduct by the Stockholder Representative, and (ii) the Stockholder Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other action or omission of the Stockholder Representative pursuant to such advice shall not subject the Stockholder Representative to liability to any Stockholder, other than where such reliance constitutes the willful misconduct of the Stockholder Representative.
(c)    From and after the Closing, the Stockholder Representative shall have the right to recover from, at his sole discretion, an amount equal to one million dollars ($1,000,000) (the “Stockholder Expense Amount”) prior to the distribution of any such amounts to the Stockholders, (i) the Stockholder Representative’s reasonable and documented out of pocket costs and (ii) any other damages actually suffered by the Stockholder Representative, in each case arising out of or in connection with the actions or omissions of the Stockholder Representative in its capacity as the Stockholder Representative (collectively, “Stockholder Representative Losses”). If the amount paid to the Stockholder Representative is insufficient to satisfy the Stockholder Representative Losses, as suffered or incurred, then each Stockholder shall fully indemnify, defend and hold harmless, severally and not jointly, in accordance with the portion of the Purchase Price received by such Stockholder as compared with the other Stockholders as of such time, the Stockholder Representative against all Stockholder Representative Losses; provided that if any such Stockholder Representative Losses are finally adjudicated to have directly resulted from the willful misconduct of the Stockholder Representative, the Stockholder Representative shall reimburse the Stockholders the amount of such indemnified Stockholder Representative Losses to the extent attributable to such willful misconduct. Any claims by the Stockholders against the Stockholder Representative must be made within ninety (90) days after distribution of the Escrow Amount. In no event shall the Stockholder Representative be required to advance its own funds on behalf of any Stockholder or otherwise, except to the extent that the Stockholder Representative is required to do so hereunder in its capacity as a Stockholder. In the event of any indemnification obligation under this Section 12.1(c), upon written notice from the Stockholder Representative to the Stockholders as to the existence of a deficiency toward the payment of any such indemnification amount, each Stockholder shall promptly deliver to the Stockholder Representative full payment of its ratable share of the amount of such deficiency, in accordance with the portion of the Purchase Price received by such Stockholder as compared with the other Stockholders as of such time.

(d)    The Stockholder Representative may resign at any time, so long as a replacement or successor is appointed effective as of the time of such resignation. The Stockholder Representative may, by written notice to Buyer, appoint any such person as his successor in the event of his death or incapacity. In the absence of such advance written designation, the Voting Trustees may appoint a successor by majority vote. All of the indemnities, immunities and powers granted to the Stockholder Representative under this Agreement shall survive the Closing and the resignation, death, incapacity or replacement of the Stockholder Representative.
(e)    After the Closing, Buyer and the Company shall have the right to rely upon all actions taken or omitted to be taken by the Stockholder Representative pursuant to this Agreement and the Transaction Documents, all of which actions or omissions shall be final and binding upon the Stockholders, and Buyer shall not have any liability for any Stockholder Representative Losses or any actions taken or omitted to be taken in accordance with or in reliance upon actions of the Stockholder Representative.
(f)    The grant of authority provided for herein is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Stockholder.
ARTICLE 13
SURVIVAL
Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date. All covenants and agreements of the parties contained herein shall survive the Closing in accordance with the terms of such covenant or agreement until the earlier of performance in full or the date that is twelve (12) months from the Closing Date. Any claim or cause of action arising under or relating to this Agreement, or to Buyer’s purchase of the Equity Interests hereunder, whether arising under ARTICLE 10, Section 11.3, Section 11.4, for Fraud, or otherwise, shall be commenced within twelve (12) months from the Closing Date. Notwithstanding anything to the contrary in this Agreement, the survival periods set forth in this ARTICLE 13 shall not affect or otherwise limit any claim made or available under the R&W Insurance Policy or the Tax Insurance Policy.
ARTICLE 14
MISCELLANEOUS
14.1     Privileged Matters; Conflicts Waiver.
(a)    Buyer, on behalf of itself and its Affiliates (including the Company following the Closing) (collectively, the “Buyer Related Parties”), hereby waives, and agrees not to allege, any claim that Sellers’ Counsel has a conflict of interest or is otherwise prohibited from representing Sellers or any of their representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Buyer Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Buyer Related Parties and even though Sellers’ Counsel may have represented the Company in a matter substantially related to such matter or dispute.
(b)    Buyer, on behalf of itself and all other Buyer Related Parties acknowledges and agrees that the Company’s attorney-client privilege, attorney work-product protection and expectation of client confidence involving any proposed sale of the Company or any other transaction contemplated by this Agreement (but not general business matters of the Company, to the extent they are governed by Section 14.1(c)), and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by Sellers and their Affiliates, and may be waived only by Sellers. Buyer and Sellers acknowledge and agree that (i) the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by Buyer or the Company upon consummation of the Closing; and (ii) in the event of a dispute between Buyer or the Company, on the one hand, and a third-party, on the other hand, or any other circumstance in which a third-party requests or demands that the Company produces privileged materials or attorney work-product of Sellers or their Affiliates, Buyer shall cause the Company to assert such attorney-client privilege on behalf of Sellers or their Affiliates to prevent disclosure of privileged materials or attorney work-product to such third-party.
(c)    Buyer and Sellers acknowledge and agree that the attorney-client privilege, attorney work-product protection and expectation of client confidence involving general business matters of the Company and arising prior to the Closing for the benefit of both Sellers and their Affiliates, on the one hand, and the Company, on the other hand, shall be subject to a joint privilege and protection between such parties, which parties shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) Sellers or their Affiliates without the prior written consent of Buyer; or (ii) by the Company without the prior written consent of Sellers; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after the Closing Date, with respect to any matter for which a party has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party and provided, further, that The Dispatch Printing Company shall not be deemed an “Affiliate” of the Sellers for the purposes of this Section 14.1(c).
(d)    This Section 14.1 is for the benefit of Sellers, the Seller Related Parties and Sellers’ Counsel and the Seller Related Parties and Sellers’ Counsel are express third-party beneficiaries of this Section 14.1. This Section 14.1 shall be irrevocable, and no term of this Section 14.1 may be amended, waived or modified, except in accordance with Section 14.5 or Section 14.6, as the case may be, and with the prior written consent of Sellers’ Counsel and the Seller Related Party affected thereby. This Section 14.1 shall survive the Closing and shall remain in effect indefinitely.
14.2    Expenses. Except as may be otherwise specified herein, each Party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. Each Party is responsible for any commission, brokerage fee, advisory fee or other similar payment that arises as a result of any agreement or action of it or any party acting on its behalf in connection with this Agreement or the Transaction. In the event of any litigation regarding or arising from this Agreement prior to the Closing, the prevailing Party as determined by a court of competent jurisdiction in a final non-appealable judgment shall be entitled to recover its reasonable costs and expenses (including attorneys’ fees and expenses) incurred therein or in the enforcement or collection of any judgment or award rendered therein. Buyer shall be solely responsible for payment of the filing fees under the HSR Act and with respect to the FCC Applications.
14.3    Further Assurances. After the Closing, each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.
14.4    Assignment. No Party may assign this Agreement without the prior written consent of the other Parties hereto. Notwithstanding the foregoing, Buyer may assign any or all of its rights under this Agreement to any of its Affiliates or to its or its subsidiaries’ lenders as collateral security without the consent of any of the other Parties hereto, and no assignment shall relieve any Party of any obligation or liability under this Agreement.
14.5    Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed delivered on the date of personal delivery, confirmed facsimile transmission, confirmed delivery by a nationally recognized overnight courier service or upon non-automated confirmation of receipt by electronic mail, and shall be addressed as follows (or to such other address as any Party may request by written notice):
if to the    Michael J. Fiorile
Stockholder Representative     c/o The Dispatch Printing Company
(on behalf of Sellers):    34 South Third Street
Suite 600
Columbus, Ohio 43215
Email: mfiorile@tdpcompany.com
Phone: (614) 460-3888
Facsimile: (614) 461-5017

with a copy (which shall not     Covington & Burling LLP
constitute notice to Sellers) to:     One CityCenter
850 Tenth Street, NW
Washington, D.C. 20001
Attention: Paul V. Rogers
Email: progers@cov.com
Facsimile: (202) 778-5592
if to Buyer:    TEGNA Inc.
8350 Broad St., Suite 2000
Tysons, VA 22102
Attention: General Counsel
Email: aharrison@tegna.com
Phone: (703) 873-6949

with a copy (which shall not     Nixon Peabody LLP
constitute notice to Buyer) to:    799 9th St NW #500
Washington, D.C. 20001
Attention: John C. Partigan
Email: jpartigan@nixonpeabody.com
Phone: (202) 585-8535
14.6    Amendments. No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the Party against whom enforcement of such amendment, waiver or consent is sought.
14.7    Entire Agreement. The Schedules hereto are hereby incorporated into this Agreement. This Agreement, together with the Transaction Documents and any other agreement executed on the date hereof in connection herewith, constitutes the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings with respect to the subject matter hereof, except the NDA, which shall remain in full force and effect.
14.8    Severability. If any Governmental Entity holds any provision in this Agreement invalid, illegal or unenforceable as applied to any Party or to any circumstance under any Applicable Law, then, so long as no Party is deprived of the benefits of this Agreement in any material respect, (a) such provision, as applied to such Party or such circumstance, is hereby deemed modified to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under Applicable Law; (b) the Parties will use good faith efforts to negotiate a replacement provision to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under Applicable Law; (c) the application of such provision to any other Party or to any other circumstance will not be affected or impaired thereby; and (d) the validity, legality and enforceability of the remaining provisions of this Agreement will remain in full force and effect.
14.9    Third-Party Beneficiaries. Except as provided in Section 5.3(c), Section 6.2, Section 14.1, and Section 14.14, nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any Person other than the Parties hereto and their successors and permitted assigns.
14.10    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)    All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement or the Transaction shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to its rules of conflict of laws. Each of the Parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Ohio located in Franklin County, Ohio; provided, that if (and only after) any such court determines that it lacks subject matter jurisdiction over any such legal Action, such legal Action shall be brought in the federal courts of the United States located in the Southern District of Ohio, Eastern Division in Columbus, Ohio (in such order, the “Chosen Courts”), for any litigation arising out of or relating to this Agreement or the negotiation, validity or performance of this Agreement or the Transaction (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby agrees not to commence any such litigation other than before one of the Chosen Courts. Each Party agrees that a final, non-appealable judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment in any court of competent jurisdiction, or in any other manner provided by Law.
(b)    EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OTHER PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
14.11    Neutral Construction. The Parties agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the Parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by Buyer, on one hand, and Sellers, on the other hand, and the provisions hereof should not be construed against a Party on the grounds that the Party drafted or was more responsible for drafting the provision.
14.12    Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, .pdf or electronic mail intended to preserve the original graphic and pictorial appearance of the signature shall be effective as delivery of a manually executed original counterpart of this Agreement.
14.13    Interpretation. Article titles and section headings herein are for convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits hereto shall be construed with and as an integral part of this Agreement to the same extent as if set forth verbatim herein. Where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular. When used in this Agreement, unless the context clearly requires otherwise, (a) words such as “herein,” “hereof,” “hereto,” “hereunder,” and “hereafter” shall refer to this Agreement as a whole; (b) the term “including” shall not be limiting; (c) the word “or” shall not be exclusive; (d) the term “ordinary course” or “ordinary course of business” shall refer to the ordinary manner in which the Company operates the Business consistent with reasonable past practices; (e) the terms “Dollars”, “dollars” and “$” each mean lawful money of the United States of America; (f) the term “Person” shall mean any natural person or any corporation, limited liability company, partnership, joint venture, trust or other legal entity; and (g) the term “Affiliate” shall mean, with respect to a specified Person, any Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

14.14    No Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Stockholder Representative, Voting Trust certificate holder, Voting Trustee, Affiliate, agent, attorney or other representative of any Party hereto or of any Affiliate of any Party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby, nor shall any Person have or make any claim on the assets of the Voting Trust with respect to any such liabilities or obligations or for any such claim, action, suit or legal proceeding. Notwithstanding the foregoing, this Section 14.14 shall in no way limit or restrict the liabilities and obligations of The Dispatch Printing Company under the Release, Assumption and Indemnification Agreement or Applicable Law relating solely to the Retained Benefit Plans.
14.15    Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
“Accounting Firm” has the meaning set forth in Section 1.4(e).
“Acquired Company Assets” means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, owned or leased by the Company or any subsidiary thereof.
“Action” has the meaning set forth in Section 3.16.
“Adjudication Period” has the meaning set forth in Section 1.4(e).
“Affiliate” has the meaning set forth in Section 14.13.
“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all in-the-money Company Options outstanding as of immediately prior to the Closing had such Company Options been exercised in full, without regard to vesting or any other restriction upon exercise (and assuming concurrent payment in full of the exercise price of each such Company Option solely in cash), immediately prior to the Closing in accordance with the terms of the applicable option agreement with the Company pursuant to which such Company Option was issued.
“Aggregate Option Payment” means an amount of cash equal to the sum of the Option Payments for all Company Options outstanding as of immediately prior to Closing.
“Agreement” has the meaning set forth in the Preamble.
“Applicable Law” means all Laws which are applicable to the Business.
“Audited Company Financial Statements” has the meaning set forth in Section 3.17.

“Balance Sheet Date” has the meaning set forth in Section 3.17.
“Base Consideration” has the meaning set forth in Section 1.2.
“Broadcast Incentive Auction” means the FCC reverse broadcast incentive auction conducted pursuant to Section 6403 of the Middle Class Tax Relief and Job Creation Act of 2012 (Pub. L. No. 112-96, § 6403, 126 Stat. 156, 225-230 (2012)), codified at 47 U.S.C. § 1452, which began on May 31, 2016.
“Business” means the business of the Stations taken as a collective group and not on an individual basis.
“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are authorized or required by law to be closed in Columbus, Ohio.
“Business Intellectual Property” means the Intellectual Property owned by the Company to the extent used primarily in the operation of the Business.
“Buyer” has the meaning set forth in the Preamble.
“Buyer Indemnified Parties” has the meaning set forth in Section 10.1.
“Buyer Prepared Returns” has the meaning set forth in Section 6.10(b).
“Buyer Related Parties” has the meaning set forth in Section 14.1(a).
“Buyer’s 401(k) Plan” has the meaning set forth in Section 6.6(e).
“Capital Lease” means a lease of property that is required to be capitalized under GAAP.
“Cash” means the sum of all cash, cash equivalents and liquid investments (plus all deposited and uncleared bank deposits (other than any such deposits that are not cleared as of the date of final determination of the Closing Statement) and less all outstanding checks (other than checks that have not been cleared as of the date of final determination of the Closing Statement)) of the Company.
“Chosen Courts” has the meaning set forth in Section 14.10(a).
“Closing” has the meaning set forth in Section 1.3(a).
“Closing Cash” means the aggregate amount of Cash of the Company as of the Effective Time.
“Closing Date” has the meaning set forth in Section 1.3(a).
“Closing Statement” has the meaning set forth in Section 1.4(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Commingled Contracts” has the meaning set forth in Section 6.5(b)(i).

“Commingled Contract Rights” has the meaning set forth in Section 6.5(b)(i).
“Common Stock” has the meaning set forth in Section 3.3(a).
“Communications Laws” has the meaning set forth in Section 5.1(a)(iv).
“Company” has the meaning set forth in the Preamble.
“Company Financial Statements” has the meaning set forth in Section 3.17.
“Company Indemnified Parties” has the meaning set forth in Section 5.3(a).
“Company Option” means any option to purchase one or more shares of Common Stock issued pursuant to the Equity Incentive Plan that is outstanding as of immediately prior to the Closing.
“Company Transaction Expenses” means all fees, costs and expenses (including those related to travel, legal, accounting or investment banking) incurred, in each case, on or prior to the Closing (whether or not invoiced) and unpaid at the Closing with the Company retaining the liability to pay post-Closing, and are payable by or on behalf of the Company, related to or arising out of the (a) the due diligence conducted in anticipation of the Transaction; (b) the negotiation, execution and delivery and consummation of the Transaction; (c) any change of control, golden parachute, retention bonus, severance or similar payments that may be triggered (alone, or in connection with any other event) by the Transaction or otherwise owed to Employees in connection with the Transaction; (d) all prepayment penalties with respect to any Indebtedness of the Company or its subsidiary that is paid off in connection with the Transaction; or (e) the employer portion of any withholding Taxes payable by any the Company or its subsidiary in connection with any of the payments contemplated in clause (c) above. Company Transaction Expenses shall not include (x) one-half of the fees or expenses associated with obtaining the insurance policies contemplated by Section 5.3(b), (y) one-half of the filing fees under the HSR Act and (z) any filing fees with respect to the FCC Applications.
“Cure Period” has the meaning set forth in Section 11.2.
“Current Assets” means the sum of all current assets of the Company as of the Effective Time, determined in accordance with GAAP. Current Assets shall include all rights to Tax refunds owed to the Company (or other Tax assets) for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) that remain uncollected as of the day prior to the Closing Date as computed consistent with the provisions of Section 6.10(c). Current Assets shall not include Cash or Closing Cash or any intercompany receivable among the Company and WBNS TV, Inc. or RadiOhio Incorporated or any receivable from any Seller or Seller Non-Solicit Party. Notwithstanding the foregoing, accounts receivable shall be calculated net of a bad debt reserve equal to 1.5% of the total gross amount of the outstanding advertising receivables (i.e., excluding retransmission and trade receivables).
“Current Liabilities” means the sum of all current liabilities of the Company as of the Effective Time, determined in accordance with GAAP. Current Liabilities shall include all liabilities for Taxes of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period) that remain unpaid as of the day prior to the Closing Date as computed consistent with the provisions of Section 6.10(c). Current Liabilities shall not include any current liabilities among the Company and WBNS TV, Inc. or RadiOhio Incorporated or any liabilities to any Seller or any Seller Non-Solicit Party, which liabilities shall be paid by the Company or otherwise discharged by the Company immediately prior to the Closing pursuant to Section 6.13. Notwithstanding the foregoing: (i) any unpaid, accrued vacation, sick leave or paid time off for any Employee shall be included as a Current Liability and (ii) bonuses and other incentive compensation to Employees in respect of the portion of 2019 (or, if applicable, 2020) ending on the Closing Date shall be included as a Current Liability.
“Deductible” has the meaning set forth in Section 10.3(a).
“Direct Claim” has the meaning set forth in Section 10.5(c).
“Disclosure Schedule” has the meaning set forth in the preamble to ARTICLE 2.
“Dispute Resolution Period” has the meaning set forth in Section 1.4(d).
“DMA” means with respect to any Station, such Station’s Nielsen Designated Market Area.
“Effect” has the meaning set forth in the definition of Material Adverse Effect.
“Effective Time” means 12:01 a.m. Columbus, Ohio time on the Closing Date.
“Employees” means the full-time and part-time employees employed by the Company or the Subsidiary.
“Employee Plans” means any (a) employee benefit plan, arrangement or policy whether or not subject to ERISA, including any retirement, pension, deferred compensation, profit sharing, savings, health, dental, vision, life insurance, disability, adoption assistance, employee assistance, college savings, educational assistance, AD&D, retiree medical, or cafeteria plan, policy or arrangement, (b) equity or equity-based compensation plan; (c) bonus, incentive, retention, change in control or other compensation plan or arrangement; and (d) severance or termination agreements, policies or arrangements; in each case, whether formal or informal, maintained or contributed to or required to be maintained or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former Employee or their dependents, but excluding in all cases any Multiemployer Plan.
“Enforceability Exceptions” means bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
“Environmental Law” means all Laws addressing pollution or contamination, regulating the use, storage, handling, recycling or disposal of Hazardous Substances, or protection of the environment, natural resources and human health and safety, including health and safety of employees in the workplace.
“Equity Incentive Plan” means the Company’s 2018 Equity Incentive Plan.

“Equity Interests” has the meaning set forth in Section 2.2.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with Sellers or the Company, would be deemed a “single employer” within the meaning of Section 4001(b)(i) of ERISA or Section 414 of the Code.
“Escrow Agent” means U.S. Bank National Association.
“Escrow Agreement” means the Escrow Agreement dated as of the Closing Date among Buyer, the Stockholder Representative and the Escrow Agent in the form of Exhibit A attached hereto.
“Escrow Amount” means one million two hundred seventy-five thousand dollars ($1,275,000).
“Estimated Closing Statement” has the meaning set forth in Section 1.4(a)
“Estimated Purchase Price” has the meaning set forth in Section 1.4(a).
“Excluded Claims” has the meaning set forth in Section 10.1.
“Excluded Owned Real Properties” means those Owned Real Properties set forth on Schedule 3.8(a) that are excluded from this Transaction.
“FCC” has the meaning set forth in the Recitals.
“FCC Applications” has the meaning set forth in Section 5.1(a)(i).
“FCC Consent” has the meaning set forth in Section 5.1(a)(i).
“FCC Licenses” means any FCC license or Permit issued by the FCC under Parts 73 and 74 of Title 47 of the Code of Federal Regulations and granted or assigned to the Company.
“Final Purchase Price” has the meaning set forth in Section 1.4(b).
“Fraud” means, with respect to any Party, common law fraud solely with respect to the making of representations and warranties contained in ARTICLE 2, ARTICLE 3, or ARTICLE 4 of this Agreement, as determined under the jurisprudence of the State of Ohio.
“GAAP” means, with respect to any date of determination, United States generally accepted accounting principles as in effect on such date of determination, consistently applied.
“Governmental Consents” has the meaning set forth in Section 5.1(b)(i).
“Governmental Entity” means any (a) federal, state, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal.
“Governmental Order” means any statute, rule, regulation, order, decree, judgment, writ, injunction, stipulation or determination issued, promulgated or entered by any Governmental Entity of competent jurisdiction.
“Hazardous Substance” means any substance, material or waste listed, defined, regulated under any Environmental Law or classified as a “pollutant” or “contaminant” or words of similar meaning or effect under any Environmental Law, including petroleum, petroleum products, asbestos, mold and polychlorinated biphenyls.
“HSR Act” has the meaning set forth in Section 5.1(b)(i).
“HSR Clearance” has the meaning set forth in Section 5.1(b)(i).
“Indebtedness” means, with regard to any Person and without duplication, any liability or obligation, whether or not contingent, (a) in respect of borrowed money or evidenced by bonds, monies, debentures, loan agreements, or similar instruments or upon which interest payments are normally made; (b) guaranties, direct or indirect, in any manner, of all or any part of any Indebtedness of any other Person; (c) all obligations under acceptance, standby letters of credit or similar facilities; (d) all Capital Leases; (e) all payment obligations under any interest rate swap agreements or interest rate hedge agreements; (f) all accrued interest and prepayment penalties, premiums, costs or expenses related to the retirement of all obligations referred to in clauses (a) – (e); and (g) all obligations referred to in clauses (a) – (f) of a third-party secured by any Lien on property or assets of such Person; provided, that in no event shall any Indebtedness between or among such Person and its Affiliates be considered “Indebtedness” for purposes of this Agreement if such indebtedness and all obligations related thereto are terminated and all Liens in connection therewith are released prior to the Effective Time. Indebtedness shall not include any liabilities for any Taxes.
“Indebtedness Payoff Amount” means an amount equal to the total payoff amount set forth on the Estimated Closing Statement.
“Indemnified Party” has the meaning set forth in Section 10.3.
“Indemnifying Party” has the meaning set forth in Section 10.3.
“Indemnity Cap” has the meaning set forth in Section 10.3(a).
“Intellectual Property” means all Trademarks, patents, inventions, trade secrets, know-how, processes, methods, techniques, internet domain names, social media identifiers, websites, web content, databases, software or applications (including user-applications, source code, executable code, operating systems, development tools, data, firmware and related documentation), copyrights and other works of authorship, programs and programming material, jingles, software (including source code, executable code, systems, tools, databases, firmware and related documentation), all rights of privacy and publicity, all applications, registrations and renewals relating to any of the foregoing, any other intellectual property rights or proprietary rights in or arising from any of the foregoing, and in all tangible embodiments of the foregoing, including all licenses, sublicenses and other rights granted and obtained with respect thereto, and rights thereunder, including rights to collect royalties, products and proceeds, rights to sue and bring other claims and seek remedies against past, present and future infringements or misappropriations thereof or other conflicts therewith, rights to recover damages or lost profits in connection therewith, and other rights to recover damages (including attorneys’ fees and expenses) or lost profits in connection therewith, and otherwise to seek protection or enforcement of interests therein, and all other corresponding rights, under the laws of all jurisdictions, and whether arising by operations of law, contract, license or otherwise.
“Interim Company Financial Statements” has the meaning set forth in Section 3.17.
“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry, of David Lougee, Tom Cox or Akin Harrison.
“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of Michael J. Fiorile, Bradley L. Campbell or the General Manager of the applicable Station.
“Law” means any United States (federal, state, local) or foreign law, constitution, treaty statute, ordinance, regulation, rule, code, order, judgment, injunction, writ or decree.
“Leased Real Property” has the meaning set forth in Section 3.8(b).
“Liability” means any and all debts, liabilities and obligations of any kind or nature, known or unknown, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or pursuant to contract, tort or Action.
“Liens” means claims, liabilities, Taxes, security interests, liens, mortgages, deeds of trust, pledges, conditions, charges, claims, options, rights of first refusal, easements, proxies, or agreements, transfer restrictions under any contract or encumbrances of any kind or nature whatsoever.
“Loss” or “Losses” means any losses, damages, Taxes, costs and expenses (including attorneys’ fees), interests, awards, judgments, and penalties actually suffered or incurred by the relevant Person.
“Material Adverse Effect” means any event, circumstance, development, change, effect or occurrence (an “Effect”) that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have, a materially adverse effect on the business, properties, assets, financial condition or results of operations of the Business, taken as a whole, or on the ability of Sellers to perform their material obligations under this Agreement, other than any Effect arising out of or resulting from (a) any Effect affecting the economy of the United States generally, including changes in the United States or foreign credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any town, city, region, state or country in which the Business is conducted; (b) general changes or developments in the broadcast television industry; (c) the execution and delivery of this Agreement, the announcement of this Agreement and the Transaction, the identity of Buyer or its Affiliates, the consummation of the Transaction, the compliance with the terms of this Agreement or the taking of any action required by this Agreement or consented to in writing by Buyer; (d) earthquakes, hurricanes, tornadoes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (e) any failure, in and of itself, by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (f) any Effect that results from any action taken at the express prior request of Buyer or with Buyer’s prior written consent; (g) any breach by Buyer of its obligations under this Agreement; (h) any matter set forth on the Disclosure Schedules attached hereto; or (i) changes in Applicable Law or GAAP or the interpretation thereof (including, for the avoidance of doubt, any change in any rule or policy and the issuance of any order, in any case, the effect of which is to restrict in any respect the ability accorded to Buyer under FCC rules and policies in effect as of the date of this Agreement to enter into and perform joint sales, shared services, and such other operational arrangements and agreements related to any Station); except in the case of clauses (a), (b) and (i), to the extent not having a disproportionate effect on the Business, taken as a whole, relative to other participants in the broadcast television industry.
“Material Agreement” has the meaning set forth in Section 3.9(a).
“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.
“MVPDs” means cable systems, wireline telecommunications companies, and direct broadcast satellite systems that, in each case, qualify as multi-channel video programming distributors, as that term is defined by the FCC.
“NDA” has the meaning set forth in Section 6.1.
“Net Working Capital” means the amount (expressed as a positive amount), if any, by which (i) the Current Assets, exceed (ii) the Current Liabilities; provided that if such Current Assets are equal to such Current Liabilities, then the Net Working Capital shall be zero.
“News Sharing Agreement” means any agreement or arrangement whereby a Station (i) receives local news from another broadcaster and has the right to utilize such content in the programming it produces for such Station or (ii) provides local news to another broadcaster and such broadcaster has the right to utilize such Station’s content in its programming.
“Non-Union Employee” has the meaning set forth in Section 6.6(a).
“Objection Notice” has the meaning set forth in Section 1.4(b).
“Objection Period” has the meaning set forth in Section 1.4(b).
“Obligation” has the meaning set forth in Section 4.7.

“Option Holder” means a holder of a Company Option under the Equity Incentive Plan as of immediately prior to the Closing.
“Option Payment” means, with respect to any in-the-money Company Option, an amount of cash equal to (a) the product of (i) the Per Share Payment multiplied by (ii) the aggregate number of Shares issuable in respect of such Company Option outstanding as of immediately prior to the Closing, minus (b) the aggregate exercise price that would be paid to the Company in respect of such Company Option had such Company Option been exercised in full immediately prior to the Closing, in each case, in accordance with the terms of the applicable option agreement with the Company pursuant to which such Company Option was issued and without regard to vesting or any other restriction upon exercise and assuming concurrent payment in full of the exercise price of such Company Option solely in cash.
“Organizational Documents” means, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, code of regulations, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, and all other organizational documents of such Person.
“Outside Date” has the meaning set forth in Section 11.1(d).
“Owned Real Property” means all Real Property owned by the Company, except to the extent an Excluded Owned Real Property.
“Party” and “Parties” have the meanings set forth in the Preamble.
“Per Share Payment” means, with respect to each Share, an amount equal to the quotient of (a) the sum of (i) the Estimated Purchase Price plus (ii) the Aggregate Option Exercise Price minus (iii) the Escrow Amount divided by (b) the number of Shares outstanding as of immediately prior to the Closing (including the aggregate number of Shares that all in-the-money Company Options are exercisable into as of immediately prior to the Closing).
“Permits” has the meaning set forth in Section 3.14.
“Permitted Liens” means, collectively, (a) Liens for taxes, assessments and governmental charges not yet delinquent or that are being contested in good faith, for which adequate reserves have been established in accordance with GAAP and for which notice has been given to Buyer; (b) Liens arising under any zoning laws or ordinances which are not violated by the current operation of the Business on the Real Property, but not including any Liens resulting from any violation or non-compliance in any material respect with such zoning laws or ordinances by the Company; (c) any right reserved to any Governmental Entity to regulate the affected property (including restrictions stated in any permits) except to the extent such right(s) is violated by current operation of the Business; (d) in the case of any leased asset, (i) the rights of any lessor under the applicable contract or any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property or any Lien that the applicable contract is subject to, (ii) any statutory Lien for amounts that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP, (iii) the rights of the grantor of any easement or any Lien granted by such grantor on such easement property, and (iv)

restrictions under any Real Property Lease; (e) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other similar Liens imposed by law arising or incurred in the ordinary course of business for amounts that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP, that do not result from any breach, violation or default by the Company of any contract or Applicable Law; (f) Liens created by or through Buyer or any of its Affiliates; (g) minor defects of title, easements, rights-of-way, restrictions and other Liens not materially interfering with the present operation of the Business on any Real Property; (h) Liens that will be released prior to or as of the Closing Date; (i) non-exclusive licenses of Intellectual Property granted in the ordinary course of business and which do not secure indebtedness; (j) with respect to any equity interest, any restrictions on transfer of such equity interest imposed by federal or state securities laws; (k) Liens identified on title policies, preliminary title reports or surveys obtained by or made available to Buyer or other documents or writings included in the public records that do not materially interfere with current operation of the Business; (l) the restriction on transfer of the Shares imposed under the Voting Trust and (m) any state of facts an accurate survey or physical inspection of the Real Property would show, other than those which materially and adversely impact the present operation of the Business thereon.
“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association, trust or other legal entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date.
“Present Fair Salable Value” has the meaning set forth in Section 4.7.
“Purchase Price” has the meaning set forth in Section 1.2.
“PZR” has the meaning set forth in Section 6.11.
“Real Property” means all Owned Real Property and all Leased Real Property.
“Real Property Leases” has the meaning set forth in Section 3.8(b).
“Release, Assumption and Indemnification Agreement” means the Release and Indemnification Agreement dated as of the Closing Date between The Dispatch Printing Company, WBNS TV, Inc., VideoIndiana, Inc., VideOhio, Inc. and RadiOhio Incorporated substantially in the form of Exhibit D attached hereto.
“Released Parties” has the meaning set forth in Section 6.14.
“Renewal Application” has the meaning set forth in Section 5.1(a)(iv).
“Reorganization” means the January 1, 2018 tax-free distribution by The Dispatch Printing Company of 100% of the issued and outstanding shares of capital stock of the Company to its stockholders in accordance with the requirements of Section 355 of the Code and the Treasury Regulations thereunder, after giving effect to the Transaction.

“Replacement Contract” has the meaning set forth in Section 6.5(b)(i).
“Representative” means, with respect to any Person, any director, manager, officer, employee, agent, consultant, advisor or other representative of such Persons, including legal counsel, accountants, and financial advisors.
“Required Consents” has the meaning set forth in Section 8.6.
“Residual Option Payment” means, with respect to any in-the-money Company Option, any amounts paid pursuant to Section 1.6.
“Retained Benefit Plans” means each Employee Plan, including, without limitation, the Seller’s 401(k) Plans, the General Retirement Plan for Employees of the Dispatch Printing Company and Associated Companies, the Dispatch Printing Company Employee Benefit Plan, nonqualified defined-contribution plans, nonqualified defined-benefit pension plans, retention plans, change in control plans, adoption assistance plan, employee assistance plan, college savings plan, short-term disability plan, long term disability plan, educational assistance plan, flexible spending account plan, medical, dental, vision, life insurance, AD&D plan, optional life and AD&D plan, retiree medical plan and severance plans; but excluding the Company’s annual bonus and incentive plans maintained and sponsored exclusively by the Company for the Non-Union Employees, vacation and paid-time plans to the extent applicable to the Non-Union Employees and the Equity Incentive Plan.
“Retained Claims” has the meaning set forth in Section 6.14.
“R&W Insurance Policy” means the representations and warranties insurance policy purchased by and issued to Buyer in respect of this Agreement that includes coverage for Pre-Closing Taxes.
“Schedules” means the schedules referenced herein and attached to this Agreement.
“Securities Act” has the meaning set forth in Section 4.9.
“Seller(s)” has the meaning set forth in the Preamble.
“Seller Indemnified Parties” has the meaning set forth in Section 10.2.
“Seller Non-Solicit Parties” has the meaning set forth in Section 6.2(a).
“Seller Related Parties” has the meaning set forth in Section 14.1(a).
“Seller Related Persons” has the meaning set forth in Section 6.14.
“Seller Related Person Claims” has the meaning set forth in Section 6.14.
“Seller’s 401(k) Plans” means the 401(k) Savings Plan for Union Employees of the Dispatch Printing Company and Associated Employers, and the 401(k) Savings Plan for Employees of the Dispatch Printing Company and Associated Employers.

“Seller’s Nonqualified Plans” means The Dispatch Printing Company Nonqualified Savings Plan A, The Dispatch Printing Company Nonqualified Savings Plan B, and to the extent subject to Section 409A of the Code, Class A Supplemental Retirement Benefit Plan for The Dispatch Printing Company and its Associated Companies and Class B Supplemental Retirement Benefit Plan for The Dispatch Printing Company and its Associated Companies.
“Sellers’ Counsel” means Covington & Burling LLP; Zeiger, Tigges & Little LLP; Kirkland & Ellis LLP; and Seyfarth Shaw LLP.
“Shares” has the meaning set forth in the Recitals.
“Solvency” has the meaning set forth in Section 4.7.
“Solvent” has the meaning set forth in Section 4.7.
“Station” has the meaning set forth in the Recitals.
“Stockholder” means any holder of Common Stock and/or any Option Holder.
“Stockholder Expense Amount” has the meaning set forth in Section 12.1(c).
“Stockholder Representative” has the meaning set forth in the Preamble.
“Stockholder Representative Losses” has the meaning set forth in Section 12.1(c).
“Straddle Period” means a Tax period commencing before the Closing Date and ending after the Closing Date.
“Subsidiary” has the meaning set forth in Section 3.3(c).
“Surveys” has the meaning set forth in Section 6.11.
“Target Net Working Capital” means $0.
“Tax” or “Taxes” means all federal, state, local or foreign income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, payroll, intangible or other taxes, value added, alternative or add-on minimum, estimated, unclaimed property fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding) imposed by a Governmental Entity, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.
“Tax Insurance Policy” means that certain tax insurance policy in respect of the Reorganization, bound by the Tax Insurer and obtained by The Dispatch Printing Company effective as of the date of this Agreement, including the attached excess letter , and attached hereto as Exhibit F.
“Tax Insurers” means the insurers named in the Tax Insurance Policy.
“Tax Proceeding” has the meaning set forth in Section 6.10(e).

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority relating to Taxes.
“Termination for Cause” means (a) any breach of an employment agreement or any willful and wrongful conduct or omission by Employee that demonstrably and materially injures the Company or any of its Affiliates or injures the business reputation of the Company or any of its Affiliates; (b) any act by the Employee of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company or any affiliate of the Company; (c) Employee being convicted of, confessing to, or becoming the subject of proceedings that provide a reasonable basis for the Company to believe that Employee has engaged in a felony or any crime involving dishonesty or moral turpitude; (d) Employee’s violation of any restrictive covenants provided for under an employment agreement or any Company-sponsored employee benefit plan or program; (e) Employee’s violation of any of the written policies or procedures of the Company after notice to the Employee and a reasonable opportunity to cure within the time period determined by the Company; or (f) Employee’s failure to satisfactorily perform Employee’s duties after reasonable notice and a reasonable opportunity to cure within the time period determined by the Company, provided that the time period provided to cure the actions set forth under item (e) and (f) hereof may in no event be less than 30 days, unless the conduct of such Employee is otherwise covered by items (a) through (d) of this paragraph. Notwithstanding the provisions in this “Termination for Cause” definition, no opportunity to cure shall be given when irreparable harm is caused by the Employee (such as a serious violation of the harassment policy) as determined by the Company following its investigation.
“Third-Party Claim” has the meaning set forth in Section 10.5(a).
“Title Commitments” has the meaning set forth in Section 6.11.
“Trademarks” means call letters, trademarks, trade names, service marks, trade dress rights, business names, slogans, logos and other identifiers of source or origin, whether registered or unregistered, and all registrations and applications therefor, all rights and priorities afforded under any Law with respect to the foregoing, and all extensions and renewals of any of the foregoing, together with all goodwill associated with the use of and symbolized by any of the foregoing.
“Transaction” means the sale of the Equity Interests contemplated by this Agreement.
“Transaction Documents” means this Agreement, the Escrow Agreement, and the other documents, agreements, certificates and instruments to be executed, delivered and performed in connection with the Transaction.
“Transaction Tax Deductions” means, without duplication, all income deductions permitted under applicable income Tax Law with respect to (a) the exercise of any option to acquire stock of the Company that is exercised after the date hereof and on or prior to the Closing Date; (b) the Aggregate Option Payment made with respect to any options that are cancelled pursuant to Section 1.5 of this Agreement and any payments made with respect to options that are cancelled in anticipation of the transactions contemplated by this Agreement; (c) the aggregate of all Residual Option Payments;

(d) any payments with respect to a stock appreciation right, phantom stock plan, or other similar arrangement that is paid or otherwise accrued by, or on behalf of the Company, on or prior to the Closing Date; (e) any success bonuses or other similar arrangements paid or otherwise accrued by, or on behalf of the Company, on or prior to the Closing Date; (f) the payment of the Indebtedness; and (g) the payment or accrual by, or on behalf of, the Company of any Company Transaction Expense (or any item that would be a Company Transaction Expense if unpaid as of Closing that was paid by, or on behalf of the Company, prior to Closing). For purposes of determining the amount of Transaction Tax Deductions, it shall be assumed that seventy percent (70%) of any “success based fee” shall be deductible for all relevant income Tax purposes.
“Transfer Taxes” means all sales, use, real property transfer, stock transfer, recording or other similar governmental Taxes, fees and charges applicable to the transfer of the Equity Interests under this Agreement.
“Transition Services Agreement” means the Transition Services Agreement dated as of the Closing Date between The Dispatch Printing Company and the Buyer in the form of Exhibit E attached hereto.
“Union Employees” means any Employees covered by a collective bargaining agreement.
“Voting Trust” has the meaning set forth in the Preamble.
“Voting Trustees” has the meaning set forth in the Preamble.
“WARN Act” means the Worker Adjustment and Retraining and Notification Act of 1988, as amended.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the date set forth above.
SELLERS:
HUNTINGTON NATIONAL BANK & RICHARD M WOLFE, TTEES UNDER THE RICHARD M WOLFE TRUST AGMT DTD 1/11/67, AS AMENDED
By: /s/ Robert M. Clark

Name:	Robert M. Clark (For Huntington National Bank) in its capacity as trustee and not individually
Title:    Sr. Trust Officer
By: /s/ Elizabeth Wolfe Hamrick
Elizabeth Wolfe Hamrick, in her capacity as
special trustee and not individually

ESTATE OF JOHN F WOLFE, ANN I WOLFE, EXECUTOR
By: /s/ Ann I. Wolfe
Name:    Ann I. Wolfe
Title:    Executor
/s/ Nancy W. Lane
Nancy W. Lane

BEVERLY J WOLFE, TTEE OF THE WOLFE LIVING TRUST U/A 2/5/2008
By: /s/ Beverly J. Wolfe
Name:     Beverly J. Wolfe
Title:    Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

WILLIAM C WOLFE JR, TTEE UNDER THE TRUST AGMT EXECUTED BY WILLIAM C WOLFE JR AS GRANTOR DTD 10/19/98 INCLUDING ANY AMENDMENTS THERETO
By: /s/ William C. Wolfe, Jr.
Name:    William C. Wolfe, Jr.
Title:    Trustee
/s/ Sara Wolfe Perrini
Sara Wolfe Perrini

/s/ Rita Jean Wolfe
Rita Jean Wolfe

/s/ Katherine I. Wolfe
Katherine I. Wolfe

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

TRUSTEES OF THAT CERTAIN VOTING TRUST AGREEMENT DATED DECEMBER 8, 1922 AS AMENDED AND EXTENDED
By: /s/ Ann I. Wolfe
Name:    Ann I. Wolfe
Title:    Trustee
By: /s/ Michael J. Fiorile
Name:    Michael J. Fiorile
Title:    Trustee
By: /s/ Sara Wolfe Perrini
Name:    Sara Wolfe Perrini
Title:    Trustee
By: /s/ Katherine I. Wolfe
Name:    Katherine I. Wolfe
Title:    Trustee
By: /s/ Bradley L. Campbell
Name:    Bradley L. Campbell
Title:    Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

COMPANY:
VIDEOINDIANA, INC.
By: /s/ Michael J. Fiorile
Name:    Michael J. Fiorile
Title:    Chairman and CEO

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

STOCKHOLDER REPRESENTATIVE:
solely in his capacity as the Stockholder Representative

/s/ Michael J. Fiorile
Michael J. Fiorile

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

BUYER:
TEGNA INC.
By: /s/ David T. Lougee
Name:    David T. Lougee
Title:    President and CEO

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]